UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On June 7, 2021, EXFO Inc., a Canadian corporation, announced that it has entered into an arrangement agreement pursuant to which 11172239 Canada Inc., a corporation controlled by Germain Lamonde, EXFO’s founder and majority shareholder, will acquire all of the issued and outstanding subordinate voting shares of the Corporation except for 3,672,474 subordinate voting shares already controlled, directly or indirectly, by Germain Lamonde. This report on Form 6-K sets forth the Arrangement Agreement disclosed on June 8, 2021. This Arrangement Agreement is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: June 8, 2021

11172239 CANADA INC.
and
G. LAMONDE INVESTISSEMENTS FINANCIERS INC.
and
EXFO INC.

ARRANGEMENT AGREEMENT

June 7, 2021

ARTICLE 1 INTERPRETATION
Section 1.1 Defined Terms
Section 1.2 Certain Rules of Interpretation
Section 1.3 Schedules
ARTICLE 2 THE ARRANGEMENT
Section 2.1 Arrangement
Section 2.2 Interim Order
Section 2.3 The Meeting
Section 2.4 The Circular and Schedule 13E-3
Section 2.5 Final Order
Section 2.6 Court Proceedings
Section 2.7 Incentive Compensation Plans
Section 2.8 Articles of Arrangement and Effective Date
Section 2.9 Corporation Employees
Section 2.10 Payment of Consideration
Section 2.11 Withholding Rights
ARTICLE 3 REPRESENTATIONS AND WARRANTIES
Section 3.1 Representations and Warranties of the Corporation
Section 3.2 Representations and Warranties of the Purchaser
Section 3.3 Representations and Warranties of the Purchaser Parent
ARTICLE 4 COVENANTS
Section 4.1 Conduct of Business of the Corporation
Section 4.2 Covenants of the Corporation Regarding the Arrangement
Section 4.3 Covenants of the Purchaser Relating to the Arrangement
Section 4.4 Access to Information; Confidentiality
Section 4.5 Pre-Acquisition Reorganization
Section 4.6 Financing
Section 4.7 Public Communications
Section 4.8 Notice and Cure Provisions
Section 4.9 Insurance and Indemnification
Section 4.10 TSX and Nasdaq De-Listing
ARTICLE 5 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION
Section 5.1 Non-Solicitation
Section 5.2 Notification of Acquisition Proposals
Section 5.3 Responding to an Acquisition Proposal
Section 5.4 Right to Match
Section 5.5 Breach by Subsidiaries and Representatives
ARTICLE 6 CONDITIONS
Section 6.1 Mutual Conditions Precedent
Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser.
Section 6.3 Additional Conditions Precedent to the Obligations of the Corporation
Section 6.4 Satisfaction of Conditions
ARTICLE 7 TERM AND TERMINATION
Section 7.1 Term
Section 7.2 Termination
Section 7.3 Effect of Termination/Survival

ARTICLE 8 GENERAL PROVISIONS
Section 8.1 Amendments
Section 8.2 Termination Fees
Section 8.3 Liquidated Damages
Section 8.4 Expenses and Expense Reimbursement
Section 8.5 Certain Financing Provisions
Section 8.6 Notices
Section 8.7 Time of the Essence
Section 8.8 Further Assurances
Section 8.9 Injunctive Relief
Section 8.10 Guarantee
Section 8.11 Third Party Beneficiaries
Section 8.12 Waiver
Section 8.13 Entire Agreement
Section 8.14 Successors and Assigns
Section 8.15 Severability
Section 8.16 Governing Law
Section 8.17 Rules of Construction
Section 8.18 No Liability
Section 8.19 Language
Section 8.20 Counterparts

SCHEDULES
Schedule A PLAN OF ARRANGEMENT
Schedule B ARRANGEMENT RESOLUTION
Schedule C REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
Schedule D REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Schedule E REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARENT
Schedule F FORM OF D&O SUPPORT AND VOTING AGREEMENT

ARRANGEMENT AGREEMENT
THIS AGREEMENT is made as of June 7, 2021,
BETWEEN:	11172239 CANADA INC., a corporation incorporated under the federal laws of Canada; (the “Purchaser”)
AND:	G. LAMONDE INVESTISSEMENTS FINANCIERS INC., a corporation incorporated under the laws of the province of Québec; (the “Purchaser Parent”)
AND:	EXFO INC., a corporation incorporated under the federal laws of Canada; (the “Corporation”).
NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:
“1934 Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Corporation and/or one or more of its Subsidiaries or between one or more of its Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any of its affiliates or any Person acting in concert with the Purchaser or any of its affiliates) after the date of this Agreement relating to (i) any direct or indirect sale or disposition (or any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition), in a single transaction or a series of transactions, of assets (including shares of Subsidiaries of the Corporation) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Corporation and its Subsidiaries; (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Corporation or any of its Subsidiaries (or securities convertible into or exchangeable for such voting or equity securities) then outstanding; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Corporation or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving the Corporation or any of its Subsidiaries.

“affiliate” has the meaning specified in Regulation 45-106 respecting Prospectus Exemptions, as in effect on the date of this Agreement.
“Agreement” means this arrangement agreement among the Purchaser and the Corporation (including the Schedules hereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.
“Alternative Financing” has the meaning specified in Section 4.6(3)(b).
“AMF” means the Autorité des marchés financiers (Québec).
“Arrangement” means an arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably.
“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.
“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.
“associate” has the meaning specified in the Securities Act (Québec) as in effect on the date of this Agreement.
“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.
“Board” means the board of directors of the Corporation, as constituted from time to time.
“Board Recommendation” has the meaning specified in Section 2.4(2).
“Books and Records” means the books and records of the Corporation and its Subsidiaries, including books of account and Tax records, whether in written or electronic form.
“Breaching Party” has the meaning specified in Section 4.8(3).
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec.
“CBCA” means the Canada Business Corporations Act.
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.
“Change in Recommendation” has the meaning specified in Section 7.2(4)(b).
“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Closing” has the meaning specified in Section 2.8.
“Code” means the United States Internal Revenue Code of 1986.
“Collective Agreements” means all collective bargaining agreements or union agreements (including European national collective bargaining agreements) currently applicable to the Corporation and/or any of its Subsidiaries and all related documents, which impose any obligations upon the Corporation and/or its Subsidiaries, listed in the Data Room.
“Competition Act” means the Competition Act (Canada).
“Confidentiality Agreement” means the confidentiality and non-disclosure agreement dated April 1, 2021 between G. Lamonde Investissements Financiers Inc. and the Corporation in connection with the transactions contemplated by this Agreement.
“Consideration” means $6.00 in cash per Subordinate Voting Share pursuant to the Plan of Arrangement, without interest.
“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating documents and all amendments thereto.
“Contract” means any legally binding written or, to the knowledge of the Corporation, oral agreement, commitment, engagement, contract, license, lease, obligation, undertaking or other right or obligation to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective material properties or their material assets is subject.
“Corporation” has the meaning specified in the preamble.
“Corporation DSUs” means the outstanding deferred stock units issued pursuant to the DSU Plan.
“Corporation Employees” means the employees of the Corporation or its Subsidiaries, as the case may be, including part time and full time employees.
“Corporation Filings” means all forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), required to have been filed with or furnished to the applicable Securities Authorities, with the TSX or with Nasdaq since August 31, 2019.
“Corporation PSUs” means the outstanding performance share units issued pursuant to the LTIP.
“Corporation RSUs” means the outstanding restricted stock units issued pursuant to the LTIP.
“Corporation SARs” means the outstanding stock appreciation rights issued pursuant to the SAR Plan.
“Corporation Termination Fee” has the meaning specified in Section 8.2(2).
“Corporation Termination Fee Event” has the meaning specified in Section 8.2(2).
“Court” means the Superior Court of Québec.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.
“D&O Insurance” has the meaning specified in Section 4.9(1).
“D&O Support and Voting Agreements” means, collectively, each of the support and voting agreements entered into between the Purchaser and directors and officers of the Corporation who own Subordinate Voting Shares, substantially in the form of Schedule F.
“Data Room” means the material contained in the virtual data room established by the Corporation as at 11:59 p.m. on June 6, 2021.
“Debt Commitment Letters” means the executed commitment letters evidencing the commitment of the Debt Financing Sources to provide the Debt Financing.
“Debt Financing” means the debt financing in the aggregate amount set forth in the Debt Commitment Letters, to be provided on the terms and conditions set forth therein.
“Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other debt financings in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letters and any joinder agreements, credit agreements or collateral agreements (or other definitive documentation) relating thereto.
“Depositary” means AST Trust Company (Canada), in its capacity as depositary for the Arrangement, or such other person as the Corporation and the Purchaser agree to engage as depositary for the Arrangement.
“Director” means the Director appointed pursuant to Section 260 of the CBCA.
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.
“DSU Plan” means the deferred stock unit plan of the Corporation effective as of January 12, 2005, as amended as of January 10, 2018.
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
“Effective Time” has the meaning specified in the Plan of Arrangement.
“Employee Plans” has the meaning specified in Section (28)(a) of Schedule C.
“Excluded Shares” means the Subordinate Voting Shares owned or beneficially controlled by the Purchaser or any of its affiliates.
“Fairness Opinion” means the opinion of TD Securities Inc. to the effect that, as of the date of such opinion, the Consideration to be received by the SVS Shareholders (other than the holders of the Excluded Shares) is fair, from a financial point of view, to such SVS Shareholders (other than the holders of the Excluded Shares).
“FCPA” means the United States Foreign Corrupt Practices Act of 1977.
“Final Order” means the final order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.

“Financing Parties” means all providers or prospective providers of any Debt Financing and their respective Representatives; provided that neither the Purchaser nor any affiliate of the Purchaser shall be a Financing Party.
“Formal Valuation” means the formal valuation of the Subordinate Voting Shares prepared by TD Securities Inc. in accordance with the requirements of MI 61-101 for a formal valuation in respect of the transactions contemplated herein and in the Plan of Arrangement.
“G. Lamonde” means Mr. Germain Lamonde, an associate of the Purchaser and the Executive Chairman of Corporation.
“GAAP” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.
“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX and the Nasdaq.
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended, and the rules and regulations promulgated thereunder.
“Indemnified Persons” has the meaning specified in Section 4.9(4).
“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and patent disclosures, and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) integrated circuit, topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications for mask work registrations; (v) industrial designs, industrial designation registrations and applications, designs, design registrations and design registration applications; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade- mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software; and (viii) any other intellectual property and industrial property.
“Interim Order” means the interim order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, notices and protocols of any Governmental Entity, as amended.
“Lease” means any Contract pursuant to which the Corporation or any of its Subsidiaries leases, or holds a leasehold interest in, a Leased Property.
“Leased Properties” means the premises listed and described in the Annual Report on Form 20-F of the Corporation dated November 25, 2020, as updated by the document “Extract 4D Property, Plan and Equipment updated 2021-05-05” in the Data Room, and identified as being leased by the Corporation or any of its Subsidiaries therein.
“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), defect of title or encumbrance of any kind.
“LTIP” means the long-term incentive plan of the Corporation dated as of May 25, 2000 and amended as of January 9, 2004, January 12, 2005, January 6, 2016, January 10, 2018 and January 9, 2019.
“Matching Period” has the meaning specified in Section 5.4(1)(e).
“Material Adverse Effect” means any fact, state of facts, change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such facts, state of facts, changes, events, occurrences, effects or circumstances is or would reasonably be expected to be both material and adverse to the business, operations, affairs, results of operations, assets, properties, liabilities (contingent or otherwise) or financial condition of the Corporation and its Subsidiaries, taken as a whole; except any such fact, state of facts, change, event, occurrence, effect, or circumstance resulting from or arising in connection with:
(a)	any change, development or event affecting the industries in which the Corporation and its Subsidiaries operate;
(b)
any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, political, regulatory or market conditions or in national or global financial or capital markets;

(c)	any change in GAAP;
(d)	any fluctuation in interest rates or Canadian and U.S. exchange rates;
(e)	any adoption, proposal, implementation or change in Law, or in any interpretation of Law, by any Governmental Entity;
(f)	any natural disaster;
(g)	any epidemic, pandemic or outbreaks of illness or disease (including the COVID-19 pandemic and its continuing effect on working restrictions and the local, national and global economy);

(h)
the failure by the Corporation in and of itself to meet any internal or public projections, forecasts, guidance or estimates of revenues or earnings (it being understood that the cause underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred) or any seasonal fluctuations in the Corporation’s results;

(i)	any action taken (or omitted to be taken) by the Corporation or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement;
(j)	any actions taken (or omitted to be taken) upon the request of the Purchaser;
(k)	the announcement or performance of this Agreement or the consummation of the Arrangement; or
(l)
any change in the market price or trading volumes of any securities of the Corporation (it being understood that the causes underlying such change in market price or trading volumes may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that with respect to clauses (a) through to and including (g), such matter does not have a materially disproportionate effect on the Corporation and its Subsidiaries, taken as a whole, relative to other comparable companies or entities operating in the markets and in the industries in which the Corporation and its Subsidiaries operate; and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.
“Material Contract” means any Contract, other than any intercompany Contract among the Corporation and the Subsidiaries:
(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;
(b)
relating directly or indirectly to indebtedness for borrowed money, or to the guarantee, support, indemnification or assumption or any similar commitment with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any person other than the Corporation or any of the Subsidiaries;

(c)
restricting the incurrence of indebtedness by the Corporation or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Corporation or any of its Subsidiaries (other than on a specifically described vehicle or equipment in the case of a capital lease, vehicle or equipment lease or similar Contract), or restricting the payment of dividends by the Corporation or by any of its Subsidiaries;

(d)
under which the Corporation or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $5,000,000 in any 12-month period or which contains minimum purchase commitments or other terms that restrict or limit the purchasing or selling ability of the Corporation or any of its Subsidiaries;

(e)
that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement providing for the formation, creation or operation of any partnership, limited liability company or joint venture;

(f)	that is a Collective Agreement;

(g)
that creates an exclusive dealing arrangement or right of first offer or refusal or “most favoured nation” obligation in favour of another person (other than customary territorial restrictions in Contracts with agents or resellers);

(h)	with a Governmental Entity for a value in excess of $5,000,000;
(i)
providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $5,000,000 and other than in the Ordinary Course;

(j)
relating to any litigation or settlement thereof which does or could have actual or contingent obligations or entitlement of the Corporation or any of its Subsidiaries in excess of $5,000,000 and which have not been fully satisfied prior to the date of this Agreement;

(k)
that limits or restricts in any material respect (A) the ability of the Corporation or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Corporation or any of its Subsidiaries may sell products or deliver services (other than customary territorial restrictions in Contracts with agents or resellers);

(l)	that is a Lease; or
(m)	that is otherwise material to the Corporation and its Subsidiaries, taken as a whole;
and includes each of the Contracts listed or referred to in the Data Room or identified in the Corporation’s Filings or in the Annual Report on Form 20-F dated November 25, 2020 (or incorporated by reference therein).
“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.
“MI 61-101” means Regulation 61-101 respecting Protection of Minority Shareholders in Special Transactions.
“Misrepresentation” has the meaning specified in the Securities Act (Québec) and other Securities Laws.
“Money Laundering Laws” has the meaning specified in Section (31) of Schedule C.
“Multiple Voting Shares” means the multiple voting shares in the capital of the Corporation.
“MVS Shareholders” means the registered or beneficial holders of the Multiple Voting Shares, as the context requires, being, as of the date of this Agreement, G. Lamonde Investissements Financiers Inc. and 9356-8988 Québec Inc.
“Nasdaq” means the Nasdaq Global Select Market.
“officer” has the meaning specified in the Securities Act (Québec).
“Ordinary Course” means, with respect to an action taken by the Corporation or one of its Subsidiaries, that such action is consistent with the past practices of the Corporation or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of the Corporation or such Subsidiary provided “Ordinary Course” shall exclude any measures taken in response to the actual or reasonably anticipated effect of the COVID-19 pandemic, except those taken to the extent necessary to comply with any Law, order or directive by any Governmental Entity in response to COVID-19 (including, as required to comply with “quarantine”, “stay at home”, “social distancing” and “travel restrictions” directives) or reasonably required to protect the health and safety of Corporation Employees and other persons with whom the Corporations and its Subsidiaries come into contact with during the ordinary course of business operations.

“Outside Date” means September 30, 2021 or such later date as may be agreed to in writing by the Parties.
“Owned Intellectual Property” means the Intellectual Property owned by the Corporation and its Subsidiaries.
“Owned Properties” means the lands and premises listed and described in the Annual Report on Form 20-F of the Corporation dated November 25, 2020, as updated by the document “Extract 4D Property, Plan and Equipment updated 2021-05-05” in the Data Room, and identified as being owned by the Corporation or any of its Subsidiaries therein.
“Parties” means the Corporation, the Purchaser and the Purchaser Parent and “Party” means any one of them.
“Permitted Liens” means, in respect of the Corporation or any of its Subsidiaries, any one or more of the following:
(a)	Liens for Taxes which relate to obligations not yet due or delinquent;
(b)
inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)
the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant or permit of the Corporation or any of its Subsidiaries, to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)	Liens listed in the Data Room or the Corporation Filings;
(e)	Liens relating to the financing with [redacted: commercially sensitive information]; and
(f)	Liens relating to the funding of research and development tax credits of EXFO Solutions SAS.
“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.
“Plan of Arrangement” means the plan of arrangement in the form of Schedule A to this Agreement, and any amendments or variations to such plan made in accordance with its terms, the terms of this Agreement or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably.
“Pre-Acquisition Reorganization” has the meaning specified in Section 4.5(1).

“PSU Agreement” means an agreement evidencing the terms of any Corporation PSU.
“Purchaser” has the meaning specified in the preamble.
“Purchaser Parent” has the meaning set forth in the preamble.
“Purchaser Termination Fee” means 2.75% of the total Consideration to be paid by the Purchaser pursuant to the Arrangement.
“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.
“Required Information” has the meaning specified in Section 4.6(6).
“Required Shareholder Approval” means the required vote set forth in Section 2.2(2), together with any other vote required under the Interim Order.
“Restricted Parties” has the meaning specified in Section (33) of Schedule C.
“RSU Agreement” means an agreement evidencing the terms of any Corporation RSU.
“Schedule 13E-3” means a Rule 13e-3 transaction statement under Section 13(e) of the 1934 Exchange Act with respect to the transactions contemplated by this Agreement and the Plan of Arrangement to be filed with the United States Securities and Exchange Commission, as may be amended or supplemented.
“Securities Authority” means the AMF, the United States Securities and Exchange Commission and any other applicable securities commission or regulatory authority of a province or territory of Canada, the United States or any other jurisdiction with authority in respect of the Parties and/or the Subsidiaries.
“Securities Laws” means the Securities Act (Québec), U.S. Securities Laws and any other applicable Canadian provincial and territorial or United States securities Laws, rules, orders, notices, promulgations and regulations and published policies thereunder and, where applicable, applicable securities laws and regulations or other jurisdictions.
“Securityholders” means, collectively, the Shareholders and the holders of Corporation DSUs, Corporation SARs, Corporation PSUs and Corporation RSUs.
“Shareholders” means the SVS Shareholders and the MVS Shareholders.
“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.
“Independent Committee” means any special committee consisting of independent members of the Board formed in connection with the Arrangement and the other transactions contemplated by this Agreement.
“SAR Plan” means the Stock Appreciation Rights Plan of the Corporation established on August 4, 2001, as amended on January 12, 2010.
“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Corporation.

“Subsidiary” has the meaning specified in Regulation 45-106 respecting Prospectus Exemptions as in effect on the date of this Agreement.
“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from an arms’ length third party or arms’ length third parties acting jointly to acquire not less than all of the outstanding Subordinate Voting Shares or all or substantially all of the assets of the Corporation on a consolidated basis that:
(a)	complies with Securities Laws and did not result from or involve a breach of Article 5 or any agreement between the Person making such Acquisition Proposal and the Corporation;
(b)
is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal;

(c)
is not subject to any financing contingency, and in respect of which it has been demonstrated to the Board, acting in good faith (after receipt of advice from its financial advisors and its outside counsel), that the funds necessary to complete such Acquisition Proposal are or will be available;

(d)	is not subject to any due diligence or access conditions; and
(e)
that the Board (or any relevant committee thereof) determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms and taking into account the risk of non-completion, result in a transaction which is more favorable, from a financial point of view, to the SVS Shareholders (other than the holders of the Excluded Shares) than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2) hereof).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).
“SVS Shareholders” means the registered or beneficial holders of the Subordinate Voting Shares, as the context requires.
“Tax Act” means the Income Tax Act (Canada).
“Tax Credits” has the meaning specified in Section (30)(f) of Schedule C.
“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, schedules, attachments, filings, and statements (including any amendments, and estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes (whether in tangible, electronic or other form).
“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning specified in Section 4.8(3).
“Termination Notice” has the meaning specified in Section 4.8(3).
“TSX” means the Toronto Stock Exchange.
“U.S. Securities Laws” means the 1934 Exchange Act, the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder and any applicable state securities Laws.
“wilful breach” means a material breach that is a consequence of an act or a failure to act undertaken by the breaching party with the actual knowledge that such act or failure to act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:
(1)
Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to United States dollars.
(3)	Gender and Number. Any reference to a gender includes all genders. Words importing the singular number only include the plural and vice versa.
(4)
Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article,” “Section,” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means copies of the subject materials were included in the Data Room or the Corporation Filings or otherwise provided in writing in the manner expressly set forth in this Agreement.

(5)	Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(6)
Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Corporation or its Subsidiaries, it is deemed to refer to the actual knowledge of the Chief Executive Officer, the Chief Financial Officer and Vice President, Finance, and the General Counsel and Corporate Secretary of the Corporation, in their respective capacities as officers of the Corporation and not in their personal capacity.

(7)
Accounting Terms. All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with GAAP.

(8)
Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)
Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(10)	Time References. References to time are to local time, Montreal, Québec.
(11)
Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Corporation, each such provision shall be construed as a covenant by the Corporation to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

Section 1.3	Schedules.

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.
(2)
The Data Room itself and all information contained in it with the exception of the Corporation Filings is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

(3)
If a matter is said to be set out, disclosed, listed, described, referred or reflected in the Data Room it is deemed to have been sufficiently disclosed to the Parties only if such matter is fully and plainly disclosed or described in the Data Room.

ARTICLE 2
THE ARRANGEMENT

Section 2.1	Arrangement.

The Corporation and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order.
As soon as reasonably practicable after the date of this Agreement, but in any event in sufficient time to permit the Meeting to be convened in accordance with Section 2.3(1), the Corporation shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(1)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;
(2)	that the required level of approval for the Arrangement Resolution shall be:
(a)
at least (and not more than) 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, voting as a single class, each SVS Shareholder being entitled to one vote per Subordinate Voting Share and each MVS Shareholder being entitled to ten votes per Multiple Voting Share; and

(b)
a simple majority of the votes cast on the Arrangement Resolution by SVS Shareholders (other than the holders of the Excluded Shares and any other Shareholder excluded for purposes of such vote under MI 61-101) present in person or represented by proxy at the Meeting, each being entitled to one vote per Subordinate Voting Share, voting in accordance with Part 8 of MI 61-101 or any exemption therefrom;

(3)
that, subject to the foregoing and in all other respects, the terms, restrictions and conditions of the Corporation’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(4)	for the grant of the Dissent Rights to those SVS Shareholders who are registered SVS Shareholders as contemplated in the Plan of Arrangement;
(5)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(6)
that the Meeting may be adjourned or postponed from time to time by the Corporation with the prior consent of the Purchaser (except in the circumstances contemplated under Section 5.4(5)) in accordance with the terms of this Agreement and without the need for additional approval of the Court;

(7)
for the fixing of the record date and that the record date for the Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) of the Meeting, unless required by Law; and

(8)	for such other matters as the Purchaser or the Corporation (each with the prior consent of the other, such consent not to be unreasonably withheld or delayed) may reasonably require.

Section 2.3	The Meeting.

The Corporation shall:
(1)
convene and conduct the Meeting in accordance with the Interim Order, the Corporation’s Constating Documents and Law as soon as reasonably possible, but in any event on or before July 30, 2021, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by the Purchaser, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, except:

(a)	in the case of an adjournment, as required for quorum purposes; or
(b)	as required or permitted under Section 4.8(3) or Section 5.4(5).

(2)
as requested by the Purchaser, adjourn or postpone the Meeting for the purposes of attempting to solicit proxies to obtain the requisite approval of the Arrangement Resolution, provided that the Corporation shall not be required to adjourn or postpone the Meeting for more than five (5) Business Days pursuant to this Section 2.3(2) for each adjournment or postponement (it being understood that the Purchaser may request to adjourn or postpone the Meeting not more than twice);

(3)
subject to the terms of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any SVS Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, at the Corporation’s option or if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(4)
provide the Purchaser with copies of or access to information regarding the Meeting generated by any dealer or proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;

(5)
consult with the Purchaser in fixing the date of the Meeting, give notice to the Purchaser of the Meeting and allow the Representatives of the Purchaser (including its outside legal counsel) to attend the Meeting;

(6)
promptly advise the Purchaser, at such times as the Purchaser may reasonably request and on a daily basis on each of the last ten Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes “for” and votes “against” the Arrangement Resolution) received by the Corporation from the SVS Shareholders in respect of the Arrangement Resolution;

(7)
promptly advise the Purchaser of any communication (written or oral) from any Person in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Corporation to any SVS Shareholder exercising or purporting to exercise Dissent Rights;

(8)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;
(9)	not change the record date for the Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law or the Court; and
(10)
at the request of the Purchaser from time to time, acting reasonably, provide the Purchaser with a list (in both written and electronic form) of (i) the registered SVS Shareholders, together with their addresses and respective holdings of Subordinate Voting Shares, all as shown on the records of the Corporation, as of a date that is not more than five Business Days prior to the date of delivery of such list, (ii) the names, addresses and holdings of all holders of Corporation DSUs, Corporation RSUs, Corporation PSUs and Corporation SARs, and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and the Depositary Trust Company, and non-objecting beneficial owners of Subordinate Voting Shares, together with their addresses and respective holdings of Subordinate Voting Shares, all as can be reasonably obtained by the Corporation using the procedure set forth under Securities Laws. The Corporation shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of SVS Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the SVS Shareholders entitled to vote on the Arrangement Resolution.

Section 2.4	The Circular and Schedule 13E-3.

(1)
The Corporation shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser, the Circular and the Schedule 13E-3 together with any other documents required by Law in connection with the Meeting and the Arrangement, including obtaining the Fairness Opinion and the Formal Valuation for inclusion in the Circular and the Schedule 13E-3, and the Corporation shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular, the Schedule 13E-3 and such other documents to be filed and sent to each Shareholder and other Persons as required by the Interim Order and Law, in each case so as to permit the Meeting to be held by the date specified in Section 2.3(1), provided that the Purchaser shall have complied with Section 2.4(4).

(2)
The Corporation shall ensure that the Circular and Schedule 13E-3 comply in all material respects with Law, do not contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (other than in respect to any information, including with respect to the Purchaser, the Debt Financing Sources and the Debt Financing, that is furnished in writing by or on behalf of the Purchaser for inclusion in the Circular and the Schedule 13E-3). Without limiting the generality of the foregoing, the Circular and Schedule 13E-3 must include: (i) summaries and copies of the Fairness Opinion and of the Formal Valuation, (ii) a statement that the Independent Committee has received the Fairness Opinion and Formal Valuation and has, after receiving legal and financial advice, unanimously recommended that the Board approve the Arrangement Agreement and that the SVS Shareholders (other than the holders of the Excluded Shares) vote in favour of the Arrangement Resolution, (iii) a statement that the Board has received the Fairness Opinion and Formal Valuation, and has unanimously (with interested directors abstaining from voting), after receiving legal and financial advice and the recommendation of the Independent Committee, determined that the Arrangement Resolution is in the best interests of the Corporation and is fair to the SVS Shareholders (other than the holders of the Excluded Shares) and that the Board unanimously (with interested directors abstaining from voting) recommends that the SVS Shareholders (other than the holders of the Excluded Shares) vote in favour of the Arrangement Resolution (the “Board Recommendation”) and (iv) a statement that directors and executive officers of the Corporation who own Subordinate Voting Shares have entered into D&O Support and Voting Agreements pursuant to which they intend to vote all of their Subordinate Voting Shares in favour of the Arrangement Resolution.

(3)
The Corporation shall give the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Circular, the Schedule 13E-3 and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its outside legal counsel, and agrees that all information relating solely to the Purchaser, the Debt Financing Sources and the Debt Financing that is furnished in writing by or on behalf of the Purchaser for inclusion in the Circular, the Schedule 13E-3, and any information describing the terms of the Arrangement and/or the Plan of Arrangement, must be in a form and content satisfactory to the Purchaser, acting reasonably. The Corporation shall provide the Purchaser with a final copy of the Circular prior to its mailing to the Shareholders.

(4)
The Purchaser shall provide in writing to the Corporation all information concerning the Purchaser, the Debt Financing Sources and the Debt Financing that is required by Law to be included by the Corporation in the Circular, the Schedule 13E-3 or in other related documents, or with respect to the Schedule 13E-3, information that is reasonably requested by the Corporation in response to comments or interpretive guidance of the SEC or its staff, and shall ensure that such information does not contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(5)
The Purchaser hereby agrees to indemnify and save harmless the Corporation, its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Corporation, any of its Subsidiaries or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation, alleged Misrepresentation, untrue or allegedly untrue statement of a material fact, or material omission or alleged omission contained in any information included in the Circular or the Schedule 13E-3 that was provided in writing by or on behalf of the Purchaser or its Representatives for inclusion in the Circular and the Schedule 13E-3 concerning the Purchaser, the Debt Financing Sources and the Debt Financing, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation, alleged Misrepresentation, untrue or allegedly untrue statement of a material fact, or material omission or alleged omission.

(6)
Each Party shall promptly notify the other Parties if it becomes aware (in the case of the Purchaser, only in respect of information relating to the Purchaser, the Purchaser Parent, the Debt Financing Sources and the Debt Financing) that the Circular or Schedule 13E-3 contain any Misrepresentation, untrue statement of a material fact, or omission to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading or otherwise require an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Corporation shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	Final Order.

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Corporation shall take all steps necessary or advisable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable and in any event no later than five Business Days after the Arrangement Resolution is passed at the Meeting.
Section 2.6	Court Proceedings.
Subject to the terms of this Agreement, the Purchaser shall cooperate with, assist and consent to the Corporation seeking the Interim Order and the Final Order, including by providing to the Corporation on a timely basis any information regarding the Purchaser, the Debt Financing Sources and the Debt Financing as required by applicable Law to be supplied by the Purchaser in connection therewith. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Corporation shall:
(1)	diligently pursue, and cooperate with the Purchaser to obtain, the Interim Order and the Final Order;
(2)
provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with, or submitted to, the Court, the Director or the AMF or any other Securities Authority in connection with the Arrangement, including drafts of the Interim Order and Final Order, and give reasonable consideration to all comments of the Purchaser and its legal counsel, provided, however, that the Corporation agrees that all information relating solely to the Purchaser and its associates, the Debt Financing Sources and the Debt Financing included in all such materials must be in a form and content satisfactory to the Purchaser, acting reasonably;

(3)
provide outside legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Corporation or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;
(5)	will not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the Final Order as such counsel considers appropriate, acting reasonably;
(6)
not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement, or that requires any amendment or modification to the terms and conditions of the D&O Voting and Support Agreements;

(7)
oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(8)
not unreasonably object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser provides copies to the Corporation of any notice of appearance, motions or other documents supporting such submissions reasonably in advance of the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7	Incentive Compensation Plans.

(1)
Each Corporation RSU, Corporation PSU, Corporation DSU and Corporation SAR will be dealt with in accordance with the Plan of Arrangement. The Corporation will take all reasonable steps required or advisable to give effect to the foregoing.

(2)
(i) The LTIP relating to Corporation RSUs and Corporation PSUs shall be amended, restated or supplemented as is necessary to take into account the privatization of the Corporation, including for purposes of modifying the method, conditions and restrictions of exercise of Corporation RSUs and Corporation PSUs, adding a cash settlement feature with respect to the Corporation RSUs and modifying the valuation methodology, and (ii) each Corporation RSU and Corporation PSU outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of the holder thereof, remain outstanding and governed by the terms of the LTIP and any RSU Agreement and PSU Agreement, as applicable, in each case as amended, restated or supplemented in accordance with the Plan of Arrangement.

(3)
The Corporation shall take such steps as are necessary (as agreed to by the Purchaser, acting reasonably) to ensure that all grants awarded under each of (i) its SAR Plan and (ii) its DSU Plan (whether vested or unvested), without any further action by or on behalf of recipients of such grants, be satisfied and extinguished on the Effective Date by a cash payment from the Corporation equal to the Consideration per Subordinate Voting Share, less applicable withholding Taxes, in accordance with the SAR Plan and DSU Plan, as applicable. Notwithstanding the foregoing, the Purchaser or an affiliate thereof may agree, in its sole discretion, to assume obligations in respect of some or all of such grants on such terms as it may agree to with a grant recipient, in which case the Corporation shall not satisfy or extinguish such grants in respect of which the Purchaser or an affiliate thereof, as the case may be, has reached an agreement with a grant recipient.

(4)
All amounts payable pursuant to this Section 2.7 shall be paid to the applicable recipient solely through the payroll or equity plan management system of the Corporation and its Subsidiaries, as applicable, less applicable withholding Taxes and other applicable deductions, if any.

Section 2.8	Articles of Arrangement and Effective Date.

(1)
The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A and any amendments or variations thereto made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of the Corporation and the Purchaser, each acting reasonably.

(2)
The closing of the transactions contemplated hereby (the “Closing”), including the filing of the Articles of Arrangement with the Director, shall occur as soon as reasonably practicable (and in any event not later than five Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, provided that if on the date the Corporation would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.8(1), a Party has delivered a Termination Notice pursuant to Section 4.8(3), the Corporation shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.

(3)
In connection with the Effective Time, the Corporation shall deliver to the Purchaser: (a) a certificate of compliance for the Corporation issued by the Director dated within two Business Days prior to the Effective Date; (b) a certified copy of the resolutions of the Board and the Shareholders approving the transactions contemplated hereby (in the case of the Shareholders, the Arrangement Resolution); and (c) a certified copy of the Corporation’s Constating Documents.

(4)
From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the CBCA. The closing of the Arrangement will take place via electronic document exchange (by email or other electronic means) unless otherwise agreed upon by the Parties.

Section 2.9	Corporation Employees

(1)
From and after the Effective Time, the Purchaser shall cause the Corporation to honour and comply in all material respects with all of the obligations of the Corporation under employment agreements with current or former employees, and for a period of 12 months following the Effective Time shall cause the Corporation to provide the Corporation Employees with benefits and total compensation that are substantially equivalent to those currently provided by the Corporation under the Employee Plans; provided that no provision of this Section 2.9 shall (i) give any Corporation Employees any right to continued employment, (ii) affect or otherwise increase the severance, post-termination benefits or other termination entitlements of Corporation Employees under their employment agreements or applicable Law, (iii) impair in any way the right of the Corporation to terminate the employment of any Corporation Employee at any time, or (iv) prevent the Purchaser, the Corporation or any successor to the Corporation to terminate or modify the Employee Plans.

(2)
Notwithstanding anything in this Section 2.9 to the contrary, the terms of this Section 2.9 shall not apply to any Corporation Employee who is covered by a Collective Agreement and instead, the terms and conditions of employment of each such Corporation Employee following the Effective Time shall be governed by the terms of the applicable Collective Agreement.

Section 2.10	Payment of Consideration.

The Purchaser shall, following receipt of the Final Order and immediately prior to the filing by the Corporation of the Articles of Arrangement with the Director, transfer or cause to be transferred to the Depositary sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Corporation and the Purchaser, each acting reasonably) in order to satisfy the aggregate Consideration payable to the SVS Shareholders (other than the holders of the Excluded Shares) as provided for in the Plan of Arrangement.
Section 2.11	Withholding Rights.

Each of the Purchaser, the Corporation, the Depositary or any other Person that makes a payment hereunder shall be entitled to deduct and withhold from the amounts otherwise payable under this Agreement and the Arrangement (including any amounts payable pursuant to Section 2.7) to any Securityholder, such amounts as it is directed to deduct and withhold or is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any Law and remit such deduction and withholding amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted, withheld and remitted, such amounts shall be treated for all purposes of this Agreement and the Arrangement as having been paid to the Securityholder in respect of which such deduction, withholding and remittance was made.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Corporation.

(1)
The Corporation hereby represents and warrants to the Purchaser as set forth in Schedule C hereto and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)
Except for the representations and warranties set forth in this Agreement, neither the Corporation nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Corporation. In particular, without limiting the foregoing disclosure, except for the representations and warranties made by the Corporation in this Agreement, as set forth in Schedule C, neither the Corporation nor any other Person makes or has made any representation or warranty to the Purchaser or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget, or prospective information relating to the Corporation, and of the Subsidiaries or their respective businesses or operations or (b) any oral or written information furnished or made available to the Purchaser or any of its Representatives in the course of their due diligence investigation of the Corporation, the negotiation of this Agreement or the consummation of the Arrangement and the other transactions contemplated by this Agreement, including the accuracy, completeness or currentness thereof.

(3)
The representations and warranties of the Corporation contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2	Representations and Warranties of the Purchaser.

(1)
The Purchaser hereby represents and warrants to the Corporation as set forth in Schedule D and acknowledges and agrees that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)
Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(3)
The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.3	Representations and Warranties of the Purchaser Parent.

(1)
The Purchaser Parent hereby represents and warrants to the Corporation as set forth in Schedule E and acknowledges and agrees that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)
Except for the representations and warranties set forth in this Agreement, neither the Purchaser Parent nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Purchaser Parent.

(3)
The representations and warranties of the Purchaser Parent contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
COVENANTS

Section 4.1	Representations and Warranties of the Corporation.

(1)
The Corporation covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Corporation shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course, except as required or permitted by this Agreement, to the extent necessary to comply with Law (including any Law, order or directive by any Governmental Entity in response to COVID-19 (including as required to comply with “quarantine”, “stay at home”, “social distancing” and “travel restrictions” directives)) or a Governmental Entity or with the prior written consent of the Purchaser, acting reasonably, and to comply in all material respects with all applicable Laws.

(2)
Without limiting the generality of Section 4.1(1) and except as required or permitted by this Agreement, as required by Law or a Governmental Entity or with the prior written consent of the Purchaser, acting reasonably, the Corporation covenants and agrees that, until the earlier of the Effective Time or the time that this Agreement is terminated in accordance with its terms, the Corporation shall, and shall cause its Subsidiaries, to use commercially reasonable efforts to (i) maintain and preserve intact the current business organization and goodwill and assets of the Corporation and its Subsidiaries, keep available the services of the Corporation Employees, contractors and agents of the Corporation and its Subsidiaries and maintain good relations with, and the goodwill of, suppliers, customers, landlords, licensors, lessors, creditors, distributors and all other Persons having business relationships with the Corporation or any of its Subsidiaries, (ii) retain possession and control of its assets and the assets of each of its Subsidiaries, and preserve the confidentiality of any confidential or proprietary information relating to the business of the Corporation and (iii) perform of comply with all of its obligations under Material Contracts. Without limiting the generality of the foregoing, the Corporation shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents;

(b)
split, combine or reclassify any shares or declare, set aside or pay any dividend or other distribution or make any payment (whether in cash, stock or property or any combination thereof), in respect of the shares owned by any person or the securities of any Subsidiary other than, in the case of any Subsidiary wholly-owned by the Corporation, any dividends, distributions or payments payable to the Corporation or any other wholly-owned Subsidiary of the Corporation;

(c)	undertake any capital reorganization [redacted: commercially sensitive information];
(d)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any of its securities, except pursuant to the LTIP in the Ordinary Course;
(e)	adopt a plan of liquidation or resolution providing for its liquidation or dissolution;
(f)
enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture, partnership, shareholders’ agreement or similar relationship between the Corporation or any of its Subsidiaries and another Person;

(g)	engage in any transaction with any director, officer or employee of the Corporation or any of its Subsidiaries or any of their respective affiliates or associates except in the Ordinary Course;
(h)
issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance or create any derivative interest in, any securities of the Corporation or its Subsidiaries or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into, or otherwise evidencing a right to acquire such securities or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of the Subordinate Voting Shares, except for the issuance of Subordinate Voting Shares issuable (i) pursuant to outstanding Corporation PSUs or Corporation RSUs in accordance with the terms of the LTIP or (ii) pursuant to outstanding Corporation DSUs in accordance with the DSU Plan;

(i)
reorganize, merge, combine or amalgamate with any Person or acquire (by merger, amalgamation, consolidation, acquisition of securities, assets or otherwise), directly or indirectly, in one transaction or in a series of transactions, (i) any businesses, enterprises or properties or (ii) any assets or interests outside of the Ordinary Course;

(j)	reduce the stated capital of its shares;
(k)
sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of, lose the right to use, surrender or encumber or otherwise transfer, any of its assets, securities, properties, interests or businesses, except in the Ordinary Course or in respect of assets whose book value, individually or in the aggregate, does not exceed $5,000,000;

(l)	create or incur any Lien (other than Permitted Liens);
(m)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds 15% of the annual budget for capital expenditures [redacted: commercially sensitive information];

(n)
prepay any long-term indebtedness (whether on account of borrowed money or otherwise) before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof or debt securities, other than (i) in connection with advances or repayments in the Ordinary Course under the Corporation’s or any Subsidiary’s existing credit facilities or (ii) in connection with the scheduled repayment of the Corporation’s or any Subsidiary’s loans outstanding on the date of this Agreement;

(o)
commence, cancel, waive, release, assign, settle, satisfy, pay or compromise any claim (other than insured claims) or right, litigation, action, proceeding or investigation (including with any Governmental Entity) (i) relating to the assets or the business of the Corporation or any of its Subsidiaries, in excess of an aggregate amount of $5,000,000 or which would reasonably be expected to impede, prevent or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) brought by any present, former or purported holder of securities of the Corporation or any of its Subsidiaries in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(p)
other than in the Ordinary Course, make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person (other than in respect of a liability or obligation incurred by a Subsidiary of the Corporation, provided that the incurrence of such liability or obligation by such Subsidiary does not constitute a breach of this Agreement);

(q)
enter into any interest rate, currency (other than foreign exchange agreements), equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments and other than in the Ordinary Course;

(r)	make any bonus or profit sharing distribution or similar payment of any kind, other than in accordance with the terms of an Employee Plan in force as of the date hereof;
(s)	make any material change in the Corporation’s methods of accounting, except as required by concurrent changes in GAAP or pursuant to written instructions, comments or orders of a Securities Authority;
(t)
grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Corporation Employees, directors or officers other than, in the case of Corporation Employees, in the Ordinary Course or as may be required by a Collective Agreement in force as of the date hereof;

(u)
except as required by Law: (i) adopt, enter into or amend any Employee Plan or Contract with a Corporation Employee (other than in conjunction with entering into an employment agreement in the Ordinary Course with a new employee who was not employed by the Corporation or a Subsidiary on the date of this Agreement); (ii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of the Corporation or any of its Subsidiaries or to any Corporation Employee other than as required pursuant to an existing Employee Plan, Contract or Collective Agreement; (iii) hire or terminate other than for cause the employment of any officer-level or management-level Corporation Employee; (iv) grant any rights of indemnification, retention, severance, change of control, bonus or termination pay to, or enter into any employment agreement, indemnity agreement, deferred compensation or bonus compensation agreement (or amend such existing agreement) with, any officer or director of the Corporation or its Subsidiaries, or any Corporation Employee other than in the Ordinary Course; (v) make any loan to any director or officer of the Corporation or its Subsidiaries or to any Corporation Employee (except for “routine indebtedness” as defined under applicable Securities Laws); (vi) waiver or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligation of any Corporation Employee, former employee or current or former independent contract; or (vii) take or propose any action to effect any of the foregoing;

(v)
amend or modify in any material respect, or terminate or waive any material right under, any Material Contract, or enter into any Contract that would be a Material Contract if in effect on the date hereof, or fail to enforce any material breach of any Material Contract of which it becomes aware, or materially breach or violate or be in default under any Material Contract, except for the entering into of any Contract with suppliers, customers, distributors and agents relating to the supply of goods or the sale of inventory or services by the Corporation or any of its Subsidiaries, in each case, in the Ordinary Course;

(w)
enter into an agreement that could result in the payment by the Corporation or any of its Subsidiaries of a finder’s fee, success fee or other similar fee in connection with the Arrangement or the other transactions contemplated in this Agreement, provided that the foregoing shall not prohibit the Corporation from entering into an agreement with any dealer and proxy solicitation services firm for purposes of soliciting proxies in connection with the Arrangement;

(x)
make or amend any material Tax election, settle or compromise any material Tax claim, assessment, reassessment or liability, amend any Tax Return in any material respect, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter, or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes;

(y)
take any action or fail to take any action that would, or would reasonably be expected to (i) cause the Tax attributes of assets of the Corporation or any of its Subsidiaries or the amount of Tax loss carry-forwards of the Corporation or any of its Subsidiaries to materially and adversely change from what is reflected in their respective Tax returns or (ii) render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor of the Corporation;

(z)
take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations, or fail to pursue with commercially reasonable due diligence any pending applications to any Governmental Entities for material Authorizations;

(aa)	enter into any new union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body;
(bb)
except as contemplated in Section 4.9 and except for scheduled renewals in the Ordinary Course, amend, modify or terminate any material insurance (or re-insurance) policy of the Corporation or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with any such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policy for substantially similar premiums are in full force and effect;

(cc)
waive, release, abandon, let lapse, grant or transfer any material right under, or amend, modify or change in any material respect, any existing material license or right to use the Intellectual Property of a third party;

(dd)
grant or commit to grant a license or otherwise transfer any Owned Intellectual Property or right in or in respect thereto except for licenses entered into in the Ordinary Course, or as required pursuant to a Contract in force as of the date hereof;

(ee)	materially change its business or regulatory strategy; or

(ff)	authorize, agree, resolve or otherwise commit to do any of the foregoing.
(3)
For greater certainty, the Purchaser shall not be deemed to have consented to any action taken by or on behalf of the Corporation or any of its Subsidiaries by virtue of G. Lamonde being a member of the Board, including if, as a result of such position or in connection with such position, G. Lamonde is aware of and/or involved in any decision of the Corporation or any of its Subsidiaries which is inconsistent with the Corporation’s obligations set forth in this Agreement save and except if G. Lamonde consents to or votes in favour of such a decision.

Section 4.2	Covenants of the Corporation Regarding the Arrangement.

(1)
The Corporation shall, and shall cause its Subsidiaries to, perform all obligations required or advisable to be performed by the Corporation or its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and shall use its commercially reasonable efforts to perform all such other actions as may be necessary or advisable in order to consummate or make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Corporation shall, and shall cause its Subsidiaries to:

(a)
use its commercially reasonable efforts to satisfy all conditions precedent set forth in Section 6.1 and Section 6.2 and carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)	use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;
(c)
use its commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it or any of its Subsidiaries is a party or brought against it or any of its Subsidiaries or any of their directors or officers challenging the Arrangement or this Agreement;

(d)
not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or the Arrangement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, other than as permitted under this Agreement; and

(e)
assist in obtaining the resignations and releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Board and each member of the board of directors of the Subsidiaries to the extent requested by the Purchaser, and causing them to be replaced by Persons nominated by the Purchaser effective as of the Effective Time, subject to these directors obtaining a satisfactory release in their favour from the Purchaser, the Corporation and the relevant Subsidiaries.

(2)	The Corporation shall promptly notify the Purchaser of:
(a)	any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect;

(b)
any notice or other communication from any Person alleging (i) that the consent, waiver or approval of such Person is required in connection with this Agreement or the Arrangement, or (ii) such Person is terminating or otherwise materially adversely modifying a Material Contract as a result of the Arrangement or this Agreement;

(c)
any notice or other communication from any Governmental Entity in connection with this Agreement (and, subject to Law, the Corporation shall contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(d)
any notice or other communication from any bargaining agent representing Corporation Employees giving notice to bargain and as permitted by Law, copies of any proposals tabled by any such bargaining agent that, if implemented, would materially modify the terms of a Collective Agreement; or

(e)
any actions, suits, arbitrations or other proceedings commenced or, to the knowledge of the Corporation, threatened against the Corporation or its Subsidiaries or affecting their assets that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section (26) of Schedule C or that relate to this Agreement or the Arrangement.

(3)
The Corporation’s receipt of information pursuant to Section 4.2(2) or otherwise shall not operate as a waiver or otherwise diminish the scope of, or otherwise affect any representation, warranty or covenant made by the Corporation in this Agreement.

(4)
The Corporation shall keep the Purchaser informed of the status of any ongoing collective bargaining negotiations with any union between the date of the Agreement and the Effective Time and provide the Purchaser with copies of all material documents tabled by either party in the course of collective bargaining negotiations, in a timely fashion during said designated period.

Section 4.3	Covenants of the Purchaser Relating to the Arrangement.

(1)
The Purchaser shall perform all obligations required or advisable to be performed by it under this Agreement, cooperate with the Corporation in connection therewith, and shall use its commercially reasonable efforts to perform all such other actions as may be necessary or advisable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)
use its commercially reasonable efforts to satisfy the conditions precedent set forth in Section 6.1 and Section 6.3 and carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)
use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement or the transactions contemplated by this Agreement;

(c)
use its commercially reasonable efforts, upon reasonable consultation with the Corporation, to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers and challenging the Arrangement or this Agreement; and

(d)
not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, other than as permitted under this Agreement.

(2)	The Purchaser shall promptly notify the Corporation of:
(a)	any notice or other communication from any Person alleging that the consent, waiver or approval of such Person is required in connection with this Agreement or the Arrangement;
(b)
any material notice or other communication from any Governmental Entity in connection with this Agreement (and, subject to Law, the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Corporation); or

(c)
any actions, suits, arbitrations or other proceedings commenced or, to the knowledge of the Purchaser, threatened against the Purchaser or affecting its assets that relate to this Agreement or the Arrangement, in each case to the extent that such notice, communication, action, suit, arbitration or proceeding would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement.

Section 4.4	Access to Information; Confidentiality.

(1)
From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and the Confidentiality Agreement, the Corporation shall, and shall cause its Subsidiaries to give to the Purchaser and its Representatives, upon reasonable notice, reasonable access to its and its Subsidiaries’ Books and Records, Contracts and financial and operating data or other information with respect to the assets or business of the Corporation or its Subsidiaries as the Purchaser or its Representatives may from time to time reasonably request in connection with strategic and integration planning and for any other reasons reasonably relating to the transactions contemplated herein, so long as the access does not unduly interfere with the conduct of the business of the Corporation or its Subsidiaries.

(2)
This Section 4.4 shall not require the Corporation or its Subsidiaries to permit any access, or to disclose any information that in the reasonable good faith judgment of the Corporation, after consultation with outside legal counsel, is likely to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that the Corporation or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of such disclosing Party, after consultation with counsel) be managed through the use of customary “clean-room” arrangements.

(3)
Investigations made by or on behalf of the Purchaser, whether under this Section 4.4 or otherwise, will not waive, diminish the scope of or otherwise affect any representation or warranty made by the Corporation in this Agreement.

(4)
The Purchaser acknowledges that the Confidentiality Agreement shall continue to apply and that all information provided to the Purchaser and its Representatives under Section 4.4(1) that is non-public or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations of the parties under the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms of the Confidentiality Agreement.

Section 4.5	Pre-Acquisition Reorganization.

(1)
Subject to Section 4.5(2), the Corporation agrees that, upon request of the Purchaser, the Corporation shall use its commercially reasonably efforts to, and shall cause each of its Subsidiaries to use their respective commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions, including amalgamation or liquidation, as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), (ii) cooperate with the Purchaser and its Representatives to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with the Purchaser and its Representatives to seek to obtain consents or waivers which might be required from the Corporation’s lenders under its existing credit facilities in connection with the Pre-Acquisition Reorganization, if any.

(2)
The Corporation will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.5(1) unless the Corporation determines in good faith that such Pre-Acquisition Reorganization:

(a)
can be completed prior to the Effective Date and can be reversed or unwound in the event the Arrangement is not consummated without adversely affecting the Corporation or any of its Subsidiaries in any material manner and without adversely affecting the Securityholders;

(b)	is not prejudicial to the Corporation or its Subsidiaries in any material manner or to the Securityholders;
(c)
does not impair, impede, delay or prevent the satisfaction of any conditions set forth in Article 6 or the ability of the Corporation or the Purchaser to consummate, and will not materially delay the consummation of, the Arrangement;

(d)	does not require the Corporation to obtain the approval of any SVS Shareholders or, after the mailing of the Circular, to prepare any amendment thereto;
(e)	is effected as close as reasonably practicable prior to the Effective Time;
(f)	does not require the filing of a registration statement under the United States Securities Act of 1933, as amended, and applicable rules and regulations thereunder;
(g)
does not require the Corporation or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.5;

(h)	does not result in any material breach by the Corporation or any of its Subsidiaries of any Material Contract or any breach by the Corporation of its Constating Documents;
(i)	does not require the directors, officers, employees or agents of the Corporation or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent; and
(j)
shall not become effective unless the Purchaser has irrevocably waived or confirmed in writing the satisfaction of all conditions in its favour under Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly and without condition (other than compliance with this Section 4.5) proceed to effect the Arrangement.

(3)
The Purchaser must provide written notice to the Corporation of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Date. Upon receipt of such notice, the Corporation and the Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.

(4)
The Purchaser agrees that it will be responsible for all direct and indirect costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Corporation and its Subsidiaries and their respective directors and officers from and against any and all direct and indirect liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization and including any out of pocket costs and expenses for filing fees and external counsel and auditors which may be incurred) and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of the Corporation under this Agreement has been breached.

(5)
The Purchaser waives any breach of a representation, warranty or covenant by the Corporation, where such breach is a result of an action taken by the Corporation or a Subsidiary in good faith pursuant to a request by the Purchaser in accordance with this Section 4.5.

Section 4.6	Financing.

(1)
The Purchaser shall have the right from time to time to amend, supplement or otherwise modify or waive any of its rights under the Debt Commitment Letters or any definitive agreements with respect to the Debt Financing described in the Debt Commitment Letters and/or Alternative Financing for all or any portion of the Debt Financing described in the Debt Commitment Letters; provided that any such amendment, supplement, modification or waiver shall not expand upon the conditions precedent or contingencies to the funding on the Effective Date of the Debt Financing as set forth in the Debt Commitment Letters or materially and adversely impact or delay the ability of the Purchaser to consummate the transactions contemplated by this Agreement. In such event, the term “Debt Commitment Letters” as used in this Agreement shall be deemed to include the new or modified Debt Commitment Letters, as applicable, entered into in accordance with this Section 4.6(1); provided that in the event any portion of the Debt Financing described in the Debt Commitment Letters becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters delivered on the date hereof, Section 4.6(3), and not the first sentence of this Section 4.6(1), shall govern with respect to the terms of any replacement financing to be obtained after any portion of the Debt Financing described in the Debt Commitment Letters becomes unavailable as described therein.

(2)
The Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and shall use its commercially reasonable efforts to do, or cause to be done, all things necessary or advisable to:

(a)	comply with all of the Purchaser’s obligations under the Debt Commitment Letters;
(b)	satisfy on a timely basis (or obtain a waiver of) all material terms and conditions applicable to the Purchaser set forth in the Debt Commitment Letters and that are within its control;
(c)
maintain in effect the Debt Commitment Letters, negotiate and enter into definitive agreements with respect to the Debt Commitment Letters on the terms and conditions contemplated by the Debt Commitment Letters or on other terms acceptable to the Purchaser which would not be reasonably expected to materially delay or prevent the Closing; and

(d)	consummate the Debt Financing pursuant to the Debt Commitment Letters.
(3)	If any portion of the Debt Financing described in the Debt Commitment Letters becomes unavailable on the terms and conditions described above, the Purchaser shall:
(a)	promptly notify the Corporation; and
(b)
use its commercially reasonable efforts to obtain alternative debt financing (the “Alternative Financing”) from alternative sources; provided, however, that the Purchaser shall not be required to obtain debt financing which in the Purchaser’s reasonable judgment includes terms which, taken as a whole, are materially less advantageous to the Purchaser, in each case relative to those set forth in the Debt Commitment Letters.

Nothing in this Section 4.6(3) or any other provisions of this Agreement shall require, and in no event shall the “commercially reasonable efforts” of the Purchaser be deemed or construed to require the Purchaser to (i) seek equity financing, (ii) seek or accept Alternative Financing on terms which, taken as a whole, are materially less favourable than those set forth in the Debt Commitment Letters provided on the date of this Agreement, (iii) waive any term or condition of this Agreement or (iv) pay any fees materially in excess of those contemplated by the Debt Commitment Letters (whether to secure a waiver of any conditions contained therein or otherwise).

(4)
The Purchaser shall keep the Corporation promptly apprised of material developments relating to the Debt Financing pursuant to the Debt Commitment Letters, including providing prompt notice of any breach by any party to, or termination of, any Debt Commitment Letters or any other document relating to such Debt Financing.

(5)
The Purchaser shall promptly deliver to the Corporation true and complete copies of all agreements relating to any Alternative Financing and all amendments, replacements, supplements, modifications and waivers relating to the Debt Financing.

(6)
Each of the Corporation and its Subsidiaries shall, and each shall use its commercially reasonable efforts to cause their affiliates and Representatives to, provide cooperation (including with respect to timeliness) in connection with the arrangement of the Debt Financing (which for purposes of this Section 4.6(6) shall be deemed to include the Alternative Financing) as may be reasonably requested by the Purchaser, all at the sole cost and expense of the Purchaser, including:

(a)	participation in meetings, presentations, drafting sessions, due diligence sessions and sessions with prospective lenders;
(b)
furnishing the Purchaser and its Debt Financing Sources as promptly as practicable with (x) the financial statements regarding the Corporation and its Subsidiaries and (y) such other pertinent financial and other information as the Purchaser or its Debt Financing Sources shall reasonably request in order to consummate the Debt Financing or as is customary for the arrangement of loans contemplated by the Debt Financing (information required to be delivered pursuant to this clause (b) being referred to as the “Required Information”);

(c)
using its commercially reasonable efforts to obtain customary accountants’ comfort letters, legal opinions, appraisals, surveys and other documentation and items relating to such debt financing as reasonably requested by the Purchaser and, if requested by the Purchaser, to cooperate with and assist the Purchaser in obtaining such documentation and items;

(d)
assisting the Purchaser and its Debt Financing Sources in the preparation of any customary offering documents, confidential information memoranda, lender presentations, private placement memoranda, bank information memoranda (including the delivery of customary representation letters) and similar documents for the Debt Financing;

(e)
cooperating with the Purchaser in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such Debt Financing;

(f)
cooperating with the marketing efforts of the Purchaser and its Debt Financing Sources for any of the Debt Financing (including making its senior management available to participate in meetings of prospective lenders);

(g)	assisting in the preparation of definitive financing documents as may be reasonably requested by the Purchaser;
(h)
providing and executing such documents as may be reasonably requested by the Purchaser which are customarily provided in connection with the arrangement of the Debt Financing, including a certificate of the chief financial officer of the Corporation with respect to solvency matters (if required), provided that no obligation of the Corporation or its Subsidiaries under any agreement, document or pledge shall be operative until the Effective Date and no personal liability shall be imposed on the officers, directors, employees or agents involved;

(i)
facilitating the granting of liens and pledging of collateral, provided that no obligation of the Corporation or its Subsidiaries under any agreement, document or pledge shall be operative until the Effective Date;

(j)
using commercially reasonable efforts to obtain surveys, consents, approvals, authorizations, customary payoff letters and instruments of termination or discharge as reasonably requested by the Purchaser, provided that no obligation of the Corporation or its Subsidiaries under any agreement or document shall be operative until the Effective Date;

(k)
making available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, documents and information relating to the Corporation and its Subsidiaries, in each case, as may be reasonably requested by the Purchaser or the Debt Financing Sources (including to allow the Debt Financing Sources to conduct field exams and inventory appraisals);

(l)
taking all corporate action necessary to permit the consummation of the Debt Financing, including entering into one or more credit agreements or other instruments or agreements on terms reasonably satisfactory to the Purchaser in connection with the Debt Financing, to be effective no earlier than the Effective Date, to the extent direct borrowings or debt incurrence by the Corporation or its Subsidiaries is contemplated for such Debt Financing, and reasonably assisting in the negotiation thereof; and

(m)
furnishing to the Purchaser at least ten days prior to the Effective Date, documents or other information relating to the Corporation and its Subsidiaries required by applicable Law or bank regulatory authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

(7)
The Corporation hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Corporation or its Subsidiaries.

Section 4.7	Public Communications.

(1)
The Parties shall cooperate in the preparation of presentations, if any, to Securityholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), and the Corporation must not make any filing with any Governmental Entity (other than as contemplated in Section 4.2 or Section 4.3 or as required by Laws) with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required by Law to make disclosure with respect to the Arrangement or this Agreement shall use its commercially reasonable efforts to give the other Parties prior oral or written notice and a reasonable opportunity for it and its outside legal counsel to review or comment on the disclosure or filing (other than with respect to confidential information of the disclosing Party contained in such disclosure or filing). The Party making such disclosure required by Law shall give reasonable consideration to any comments made by the other Parties or its outside legal counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

(2)
The Corporation shall, where practicable, to the extent that it is not inconsistent with the Board’s fiduciary duties or prohibited by any Law, provide reasonable opportunity for the Purchaser and its outside counsel to review or comment on any disclosure or filing made pursuant to Securities Laws not otherwise referred to in Section 4.7(1). The Corporation shall give reasonable consideration to any comments made by the Purchaser or its outside counsel prior to making such disclosure or filing, provided that all information relating solely to the Purchaser (or its affiliates), the Debt Financing Sources and the Debt Financing, must be in a form and content satisfactory to the Purchaser, acting reasonably, or consistent with the most recent press releases, public disclosures or public statements made by the Parties.

(3)
The Purchaser shall, where practicable, to the extent that it is not prohibited by any Law, provide reasonable opportunity for the Corporation and its outside counsel to review or comment on any disclosure or filing made pursuant to Securities Laws not otherwise referred to in Section 4.7(1). The Purchaser shall give reasonable consideration to any comments made by the Corporation or its outside counsel prior to making such disclosure or filing, provided that all information relating solely to the Corporation (or its affiliates must be in a form and content satisfactory to the Corporation, acting reasonably, or consistent with the most recent press releases, public disclosures or public statements made by the Parties.

Section 4.8	Notice and Cure Provisions.

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:
(a)
cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement until the earlier of the Effective Time and the time this Agreement is terminated in accordance with its terms; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to or at the Effective Time under this Agreement.
(2)
Notification provided under Section 4.8(1) will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)
The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(4)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation] and the Corporation may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(3)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser], unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (a “Termination Notice”) to the other Parties (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any wilful breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting or the making of the application for the Final Order, unless the Parties agree otherwise, the Corporation shall postpone or adjourn the Meeting or delay making the application for the Final Order, or both, to the earlier of (a) five Business Days prior to the Outside Date and (b) the date that is ten Business Days following receipt of such Termination Notice by the Breaching Party (without causing any breach of any other provision contained herein).

Section 4.9	Insurance and Indemnification.

(1)
Prior to the Effective Time, the Corporation shall and, if the Corporation is unable after using commercially reasonable efforts, the Purchaser shall cause the Corporation to, as of the Effective Time, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Corporation’s and its Subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Corporation’s current insurance carriers or an insurance carrier with the same or better credit rating with respect to directors’ and officers’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less advantageous to the present and former directors and officers of the Corporation and its Subsidiaries than the coverage provided under the Corporation’s and its Subsidiaries’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a present or former director or officer of the Corporation or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby); [redacted: commercially sensitive information]. If the Corporation for any reason fails, after having used commercially reasonable efforts, to obtain such run off insurance policies as of the Effective Time, the Purchaser shall, or shall cause the Corporation and its Subsidiaries to, maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous to the present and former directors and officers of the Corporation and its Subsidiaries than the coverage provided under the Corporation’s and its Subsidiaries’ existing policies as of the date hereof, or the Corporation shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the present and former directors and officers of the Corporation and its Subsidiaries as provided in the Corporation’s existing policies as of the date hereof.

(2)
The Purchaser shall cause the Corporation or the applicable Subsidiary of the Corporation to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Corporation and its Subsidiaries to the extent that they are contained in their Constating Documents or disclosed in the Corporation Filings and acknowledges that such rights, to the extent that they are contained in their Constating Documents or disclosed in the Corporation Filings, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms.

(3)
If the Purchaser, the Corporation or any of its Subsidiaries or any of their respective successors or assigns following the Effective Time (i) consolidates or amalgamates with or merges or liquidates into any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation, or (ii) transfers all or substantially all of its properties and assets to any Person, proper arrangements shall be made so as to ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Purchaser, the Corporation or its Subsidiaries) assumes all of the obligations set forth in this Section 4.9.

(4)
This Section 4.9 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the present and former directors and officers of the Corporation and its Subsidiaries and their respective heirs, executors, administrators and personal representatives (the “Indemnified Persons”) and shall be binding on the Purchaser, the Corporation and their respective successors and assigns, and, for such purpose, the Corporation hereby confirms that it is acting as agent on behalf of the Indemnified Persons. As part of the Closing, the Purchaser and the Corporation shall provide direct confirmation of their undertakings under this Section 4.9 to the present directors and officers of the Corporation and its Subsidiaries.

Section 4.10	TSX and Nasdaq De-Listing.
The Purchaser and the Corporation shall use their commercially reasonable efforts to cause the Subordinate Voting Shares to be delisted from the TSX and the Nasdaq promptly, with effect immediately following the acquisition by the Purchaser of the Subordinate Voting Shares pursuant to the Arrangement, and cause the deregistration of the Subordinate Voting Shares and suspension of the Corporation’s reporting obligations under the 1934 Exchange Act as promptly as practicable thereafter.
ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION
Section 5.1	Non-Solicitation.

(1)
Except as expressly provided in this Article 5, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives or affiliates, or otherwise, and shall not permit any such Person to:

(a)
solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books or Records or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)
enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that the Corporation may (i) communicate with any Person as provided in Section 5.3(1), (ii) advise any Person of the restrictions of this Agreement, (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal, in each case if, in so doing, no other confidential information, including information that is prohibited from being communicated under this Agreement, is communicated to such Person;

(c)	make a Change in Recommendation;
(d)
enter into any Contract or agreement in principle requiring the Corporation to abandon, terminate or fail to consummate the Arrangement or any other transactions contemplated by this Agreement or to breach its obligations hereunder, or propose or agree to do any of the foregoing;

(e)
accept, approve, endorse, recommend or publicly propose to accept endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal) for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1 (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting); or

(f)
accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement with any Person (other than the Purchaser) in respect of an Acquisition Proposal (excluding a confidentiality agreement permitted by and in accordance with Section 5.3).

(2)
The Corporation shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities with any Person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)
discontinue access to and disclosure of all information regarding the Corporation or any of its Subsidiaries, including the Data Room, any confidential information, properties, facilities and Books and Records; and

(b)
promptly request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Corporation or any of its Subsidiaries provided to any Person other than the Purchaser and its Representatives, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Corporation or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)
The Corporation represents and warrants that it has not waived any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant in effect as of the date of this Agreement (or that, absent any such waiver, would have been effect as of the date of this Agreement) to which the Corporation or any of its Subsidiaries is a party, and the Corporation covenants and agrees that (a) the Corporation shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Corporation or any of its Subsidiaries is a party or may hereafter become a party in accordance with Section 5.3, and (b) neither the Corporation nor any of its Subsidiaries have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Corporation, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Corporation or any of its Subsidiaries is a party or may hereafter become a party in accordance with Section 5.3.

Section 5.2	Notification of Acquisition Proposals.

(1)
If the Corporation or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any of its Subsidiaries that constitutes or may be reasonably expected to constitute or lead to an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities and Books and Records of the Corporation or any of its Subsidiaries, the Corporation shall promptly notify the Purchaser, at first orally, and then promptly, and in any event within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of documents, correspondence or other material received in respect of, from or on behalf of any such Person.

(2)
The Corporation shall keep the Purchaser fully informed of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence or communication to the Corporation by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3	Responding to an Acquisition Proposal.

(1)
Notwithstanding Section 5.1, if at any time prior to obtaining the Required Shareholder Approval, the Corporation receives an unsolicited written Acquisition Proposal, the Corporation may (i) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying such Acquisition Proposal so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to, a Superior Proposal, and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, or Books and Records, provided that if and only if:

(a)
the Board first determines (based upon, inter alia, the recommendation of the Independent Committee) in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to constitute, a Superior Proposal;

(b)
the Person making the Acquisition Proposal and its Representatives were not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction contained in any Contract entered into with the Corporation or any of its Subsidiaries;

(c)	the Corporation has been, and continues to be, in compliance with its obligations under this Article 5;
(d)
prior to providing any such copies, access, or disclosure, the Corporation enters into a confidentiality and standstill agreement with such Person that contains a customary standstill provision for not less than 12 months and that is otherwise on terms that are no less favourable to the Corporation than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Purchaser (by posting such information to the Data Room or otherwise); and

(e)	the Corporation promptly provides the Purchaser with:
(i)	prior written notice stating the Corporation’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;
(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d); and
(iii)	any material non-public information concerning the Corporation or its Subsidiaries provided to such other Person which was not previously provided to the Purchaser.
(2)
The Parties acknowledge that the furnishing of certain competitively sensitive information to competitors of the Corporation and of its Subsidiaries would be materially prejudicial to the Corporation and its Subsidiaries and, accordingly, no such information shall be disclosed to any Person that the Independent Committee, acting reasonably, determines to be a competitor of the Corporation or of any of its Subsidiaries under Section 5.3(1). Notwithstanding the foregoing, such information may be disclosed under Section 5.3(1) on a confidential basis to external advisors and experts retained by any such competitor of the Corporation or of its Subsidiaries, who enter into agreements reasonably satisfactory to the Corporation that such information will not be provided or communicated to the competitor, its officers, directors, financing sources or other Representatives.

Section 5.4	Right to Match.

(1)
If the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Shareholders, the Board may (based upon, inter alia, the recommendation of the Independent Committee), subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Superior Proposal or withdraw or modify the Board Recommendation, if and only if:

(a)
the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Corporation or any of its Subsidiaries;

(b)	the Corporation has been, and continues to be, in compliance with its obligations under this Article 5;
(c)
the Corporation has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal or withdraw or modify the Board Recommendation, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(d)
the Corporation has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Corporation in connection therewith;

(e)
at least five full Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d);

(f)
during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)
after the Matching Period, the Board (i) has determined in good faith, after consultation with the Corporation’s outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to recommend that the Corporation enter into a definitive agreement with respect to such Superior Proposal or withdraw or modify the Board Recommendation would be inconsistent with its fiduciary duties;

(h)
such Superior Proposal does not require the Corporation or any other Person to seek to interfere with the attempted successful completion of the Arrangement (including requiring the Corporation to delay, adjourn, postpone or cancel the Meeting) or provide for the payment of any break, termination or other fees or expenses or confer any rights or options to acquire assets or securities of the Corporation or any of its Subsidiaries to any Person in the event that the Corporation or any of its Subsidiaries completes the Arrangement; and

(i)
prior to or concurrently with entering into such definitive agreement or withdrawing or modifying the Board Recommendation, the Corporation terminates this Agreement pursuant to Section 7.2(3)(b) and pays the Corporation Termination Fee pursuant to Section 8.2.

(2)
During the Matching Period, or such longer period as the Corporation may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Corporation shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement, the Plan of Arrangement or the Debt Financing as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines (based upon, inter alia, the recommendation of the Independent Committee) that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise the Purchaser and the Corporation and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)
Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the SVS Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new full five Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d) with respect to the new Superior Proposal from the Corporation.

(4)
The Board shall promptly reaffirm the Board Recommendation (based upon, inter alia, the recommendation of the Independent Committee) by press release after any Acquisition Proposal which the Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement, the Plan of Arrangement or the Debt Financing as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)
If the Corporation provides a Superior Proposal Notice to the Purchaser on a date that is less than ten Business Days before the Meeting, the Corporation shall upon request from the Purchaser, acting reasonably, postpone the Meeting to a date that is not more than fifteen Business Days after the scheduled date of the Meeting, but in any event the Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

(6)
Nothing contained in this Section 5.4 will limit in any way the obligation of the Corporation to convene and hold the Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force.

(7)	Nothing contained in this Article 5 shall prohibit the Board (or the Independent Committee) from:
(a)
responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that the Corporation shall provide the Purchaser and its legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure; or

(b)
calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law, provided that the Corporation provides at least ten Business Days’ notice to the Purchaser of the calling of such meeting of Shareholders.

Section 5.5	Breach by Subsidiaries and Representatives.

Without limiting the generality of the foregoing, the Corporation shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Corporation, its Subsidiaries or their respective Representatives is deemed to be a breach of this Article 5 by the Corporation.

ARTICLE 6
CONDITIONS
Section 6.1	Mutual Conditions Precedent.

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:
(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order.
(2)
Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)
Illegality. No Law is in effect (whether temporary, preliminary or permanent) which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement or any of the other transactions contemplated in this Agreement.

(4)
Articles of Arrangement. The Articles of Arrangement to be filed with the Director under the CBCA in accordance with the Arrangement shall be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser.

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:
(1)
Representations and Warranties. (i) The representations and warranties of the Corporation set forth in this Agreement are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), (ii) the representations and warranties of the Corporation set forth in Paragraphs (1) [Organization and Qualification], (2) [Corporate Authorization], (3) [Execution and Binding Obligation], (5)(a) [No Conflict], (6) [Capitalization] (in respect of all matters except for the number of securities of the Corporation outstanding as of the date of this Agreement), (8) [Subsidiaries] and (20) [Brokers] of Schedule C are true and correct in all material respects as of the date of this Agreement and as of the Effective Time (or in all respects as of the date of this Agreement and as of the Effective Time if already qualified by reference to “material”, “Material Adverse Effect” or other concepts of materiality), and (iii) the representations and warranties of the Corporation set forth in Paragraph (6) [Capitalization] of Schedule C (in respect of the number of securities of the Corporation outstanding as of the date of this Agreement only) are true and correct as of the date of this Agreement and as of the Effective Time in all but de minimis respects, in each case except for representations and warranties made as of a specified date, and except any measures taken in response to the actual or reasonably anticipated effect of the COVID-19 pandemic, including those taken to the extent necessary to comply with any Law, order or directive by any Governmental Entity in response to COVID-19 (including, as required to comply with “quarantine”, “stay at home”, “social distancing” and “travel restrictions” directives), the accuracy of which shall be determined as of such specified date, and the Corporation has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)
Performance of Covenants. The Corporation has fulfilled or complied in all material respects with each of the covenants of the Corporation contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding pending or threatened by any Person (other than the Purchaser) in any jurisdiction that is reasonably likely to:
(a)
cease trade, enjoin, prohibit, or impose any material limitations or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Subordinate Voting Shares, including the right to vote the Subordinate Voting Shares;

(b)
impose material terms or conditions on completion of the Arrangement or on the ownership or operation by the Purchaser of the business or assets of the Corporation or any of its Subsidiaries, or compel the Purchaser to dispose of or hold separate any of the business or assets of the Purchaser, any of its affiliates, the Corporation or any of its Subsidiaries as a result of the Arrangement; or

(c)	prevent the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect.

(4)
Dissent Rights. Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Subordinate Voting Shares excluding, for the purpose of such calculation, the Excluded Shares, and the Corporation shall have delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(5)	Material Adverse Effect. Since the date of this Agreement, there shall have not occurred a Material Adverse Effect.

Notwithstanding anything to the contrary in this Agreement, the Purchaser shall be deemed to have waived satisfaction of the condition in Section 6.2(1) or Section 6.2(2), as applicable, in respect of a breach of representation, warranty or covenant of the Corporation, if the Purchaser or its Representatives had actual knowledge of the breach of the representation or warranty as of the date hereof, or the breach of covenant is the result of any action or failure to take any action by any director or officer of the Purchaser in its capacity as a director or officer of the Corporation after the date hereof.
Section 6.3	Additional Conditions Precedent to the Obligations of the Corporation.

The Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:
(1)
Representations and Warranties. The representations and warranties of the Purchaser and of the Purchaser Parent are, as of the date of this Agreement, and will be, as of the Effective Time, true and correct, in all material respects, except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not materially impede completion of the Arrangement, and each of the Purchaser and the Purchaser Parent has delivered a certificate confirming same to the Corporation, executed by a senior officer of each of the Purchaser and the Purchaser Parent (without personal liability) addressed to the Corporation and dated the Effective Date.

(2)
Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time, and the Purchaser has delivered a certificate confirming same to the Corporation, executed by a senior officer of the Purchaser (without personal liability) addressed to the Corporation and dated the Effective Date.

(3)
Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser has deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.10 the funds required to effect payment in full of the aggregate Consideration to be paid pursuant to the Arrangement.

Section 6.4	Satisfaction of Conditions.

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 7
TERM AND TERMINATION

Section 7.1	Term.

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2	Termination.

This Agreement may be terminated prior to the Effective Time by:

(1)	the mutual written agreement of the Parties; or
(2)	either the Corporation, on the one hand, or the Purchaser, on the other hand, if:
(a)
No Required Shareholder Approval. The Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order; provided that neither the Corporation nor the Purchaser may terminate this Agreement pursuant to this Section 7.2(2)(a) if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(b)
Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(2)(b) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(c)
Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that neither the Corporation nor the Purchaser may terminate this Agreement pursuant to this Section 7.2(2)(c) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(3)	the Corporation if:
(a)
Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.8(3); provided that the Corporation is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied; or

(b)
Superior Proposal. Prior to the approval by the Shareholders of the Arrangement Resolution, the Board authorizes the Corporation to enter into a definitive written agreement with respect to a Superior Proposal (excluding a confidentiality agreement permitted by and in accordance with Section 5.3 [Responding to an Acquisition Proposal]), provided the Corporation has been in compliance with Article 5 and that concurrent with such termination the Corporation pays the Corporation Termination Fee in accordance with Section 8.2.

(4)	the Purchaser if:
(a)
Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under this Agreement occurs that would cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that the Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and provided further, that the Purchaser may not terminate this Agreement pursuant to this Section 7.2(4)(a) if the Purchaser or its Representatives had actual knowledge of the breach of the representation or warranty as of the date hereof, or the breach of covenant is the result of any action or failure to take any action by any director or officer of the Purchaser in its capacity as director or officer of the Corporation after the date hereof;

(b)
Change in Recommendation. (A) the Board or the Independent Committee fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, or (B) the Board or the Independent Committee accepts, approves, endorses, enters into, recommends, or publicly proposes to accept, approve, endorse, enter into or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting, if sooner), or (C) the Board or the Independent Committee fails to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting) (collectively, a “Change in Recommendation”), or (D) the Corporation breaches Article 5 in any material respect;

(c)	Dissent Rights. The condition set forth in Section 6.2(4) [Dissent Rights] is not capable of being satisfied by the Outside Date; or
(d)	Material Adverse Effect. There has occurred a Material Adverse Effect.

Section 7.3	Effect of Termination/Survival.

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to the other Parties to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 2.4(5) [Purchaser Indemnification of Corporation in connection with Misrepresentation or alleged Misrepresentation in the Circular], Section 2.8 [Articles of Arrangement and Effective Date], Section 4.5(4) [Purchaser Indemnification of Corporation in connection with Pre-Acquisition Reorganization], Section 4.5(5) [Purchaser Waiver of Breach of Representation, Warranty or Covenant in connection with Pre-Acquisition Reorganization] and Section 4.9 [Insurance and Indemnification] shall survive such termination; and (b) in the event of termination under Section 7.2, Section 2.4(5) [Purchaser Indemnification of Corporation in connection with Misrepresentation or alleged Misrepresentation in the Circular], Section 4.5(5) [Purchaser Waiver of Breach of Representation, Warranty or Covenant in connection with Pre-Acquisition Reorganization], this Section 7.3 and Section 8.2 through to and including Section 8.19 shall survive, and provided further that no Party shall be relieved of any liability for any wilful material breach by it of this Agreement.

ARTICLE 8
GENERAL PROVISIONS
Section 8.1	Amendments.

(1)
This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Plan of Arrangement, the Interim Order and the Final Order, without further notice to or authorization on the part of the Shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;
(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or
(d)	modify conditions contained in this Agreement;

provided that no such amendment may reduce or materially adversely affect the Consideration to be received by SVS Shareholders under the Arrangement or change the form of the Consideration without their approval at the Meeting or, following the Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

Section 8.2	Termination Fees.

(1)	Upon the occurrence of a Corporation Termination Fee Event, the Corporation shall pay the Purchaser the Corporation Termination Fee in accordance with Section 8.2(3).
(2)
For the purposes of this Agreement, “Corporation Termination Fee” means 2.75% of the total Consideration to be paid by the Purchaser pursuant to the Arrangement, and “Corporation Termination Fee Event” means the termination of this Agreement:

(a)	by the Purchaser, pursuant to Section 7.2(4)(b) [Change in Recommendation or Superior Proposal];
(b)	by the Corporation pursuant to Section 7.2(3)(b) [Superior Proposal]; or
(c)
by the Corporation or the Purchaser pursuant to Section 7.2(2)(a) [No Required Shareholder Approval], or Section 7.2(2)(c) [Occurrence of Outside Date] (provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Representations and Warranties] or Section 6.3(2) [Performance of Covenants], as applicable, not to be satisfied), or by the Purchaser pursuant to Section 7.2(4)(a) [Breach of Representations and Warranties or Covenants by the Corporation] (due to a wilful breach or fraud), if:

(i)
prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser and its affiliates) or any Person (other than the Purchaser or its affiliates) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)
within 180 days following the date of such termination, (i) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (ii) the Corporation or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract, excluding a confidentiality agreement permitted by and in accordance with Section 5.3 [Responding to an Acquisition Proposal], in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not within 120 days after such termination); and

for the purpose of Section 8.2(2)(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to 20% or more shall be deemed to be references to 50% or more.

(3)
The Corporation Termination Fee shall be paid by the Corporation to the Purchaser as follows, by wire transfer of immediately available funds, if a Corporation Termination Fee Event occurs due to any of the following, and except that in the event the Purchaser or any affiliate thereof enters into a support or voting agreement or is otherwise in support of an Acquisition Proposal or a Superior Proposal in which case no Corporation Termination Fee shall be payable:

(a)	a termination of this Agreement described in Section 8.2(2)(a) within two Business Days of the occurrence of such Corporation Termination Fee Event;
(b)	a termination of this Agreement described in Section 8.2(2)(b), prior to or concurrently with such Corporation Termination Fee Event; and
(c)
a termination of this Agreement described in Section 8.2(2)(c), on or prior to the earlier of the consummation of the Acquisition Proposal or the entering into of the contract referred to in Section 8.2(2)(c).

(4)
In the event of a termination of this Agreement by the Corporation pursuant to Section 7.2(2)(c) [Occurrence of Outside Date] as a result of the conditions in Section 6.3 not being satisfied by the Purchaser and where at the time of such termination the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Effective Time), the Purchaser shall, in lieu of any remedy to which the Corporation would otherwise be entitled under Section 8.9, pay, or cause to be paid, within two Business Days of the date of such termination by wire transfer of immediately available funds to an account designated by the Corporation, the Purchaser Termination Fee. In no event shall the Purchaser be required to pay to the Corporation an amount, in the aggregate, in excess of the Purchaser Termination Fee.

(5)
Each of the Parties hereto acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated in this Agreement and that, without these agreements, the other Parties would not enter into this Agreement; accordingly, if the Corporation or the Purchaser, as the case may be, fails to timely pay any amount due pursuant to this Section 8.2 and, in order to obtain the payment, the Purchaser or the Corporation, as the case may be, commences a suit which results in a judgment against the Purchaser or the Corporation, as the case may be, for the payment set forth in this Section 8.2, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount, at the prime rate of the Bank of Canada in effect on the date such payment was required to be made to and including the date on which such payment was actually received.

Section 8.3	Liquidated Damages.

(1)
Each Party acknowledges that all of the payment amounts set out in Section 8.2 are payments of liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damage, and out-of-pocket expenditures, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive, including under article 1623 of the Civil Code of Québec. The Purchaser agrees that the payment of the Corporation Termination Fee pursuant to Section 8.2(3) in the manner provided therein is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment, provided, however, that this limitation shall not apply in the event of wilful breach or fraud by the Corporation.

(2)
Notwithstanding anything to the contrary in this Agreement, in the event that the Purchaser fails to effect the Closing (including due to the fact that the Debt Financing is not available to the Purchaser) or otherwise breaches this Agreement or fails to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 8.9, the Corporation’s sole and exclusive remedy (whether at Law, in equity, in contract, in extra contractual, in tort or otherwise) against the Purchaser in respect of this Agreement or any other agreement executed in connection herewith (including the Debt Commitment Letters) and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with Section 7.2 and collect, if due, the Purchaser Termination Fee, and, upon payment of such amount in accordance with Section 8.2(4), except in connection with an order of specific performance as and only to the extent expressly permitted by Section 8.9:

(a)
The Purchaser shall have no further liability or obligation relating to or arising out of this Agreement or any other agreement executed in connection herewith (including, as applicable, the Debt Commitment Letters) or any of the transactions contemplated hereby or thereby;

(b)
the Corporation shall not be entitled to bring or maintain any claim or action against the Purchaser arising out of or in connection with this Agreement or any other agreement executed in connection herewith (including, as applicable, the Debt Commitment Letters) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; and

(c)
the Corporation shall use commercially reasonable efforts to cause any legal proceedings pending in connection with this Agreement or any other agreement executed in connection herewith (including the Debt Commitment Letters) or any of the transactions contemplated hereby or thereby, to the extent maintained by the Corporation against the Purchaser to be dismissed with prejudice promptly following the payment of any such amounts.

(3)
For the avoidance of doubt, the amount that the Corporation is entitled to collect from the Purchaser, if due, that is specified in Section 8.2(4), is intended (and acknowledged by the Corporation) to serve as a cap on the maximum aggregate liability of the Purchaser under this Agreement or any other agreement executed in connection herewith in the event the Purchaser fails to effect the Closing in accordance with Section 2.8 or otherwise breaches this Agreement or fails to perform hereunder and under no circumstances shall the Corporation be entitled to collect the Purchaser Termination Fee on more than one occasion.

Section 8.4	Expenses and Expense Reimbursement.

(1)
Except as expressly otherwise provided in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Corporation incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)
In addition to the rights of the Purchaser under Section 8.2, if this Agreement is terminated by the Purchaser pursuant to Section 7.2(4)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation] or pursuant to Section 7.2(2)(c) [Occurrence of Outside Date] as a result of the condition in Section 6.2(1) [Representations and Warranties by Corporation Condition] or Section 6.2(2) [Covenants by Corporation Condition], as applicable, not being satisfied, the Corporation shall, within two Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds an expense reimbursement fee of $2,000,000. In no event shall the Corporation be required to pay under Section 8.2(1), on the one hand, and this Section 8.4(2), on the other hand, in the aggregate, an amount in excess of the Corporation Termination Fee.

(3)
In addition to the rights of the Corporation under Section 8.2, if this Agreement is terminated by the Corporation pursuant to Section 7.2(3)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser] or pursuant to Section 7.2(2)(c) [Occurrence of Outside Date] as a result of the condition in Section 6.3(1) [Representations and Warranties by Purchaser Condition] or Section 6.3(2) [Covenants by Purchaser Condition], as applicable, not being satisfied, the Purchaser shall, within two Business Days of such termination, pay or cause to be paid to the Corporation by wire transfer of immediately available funds an expense reimbursement fee of $2,000,000. In no event shall the Purchaser be required to pay under Section 8.2(4), on the one hand, and this Section 8.4(3), on the other hand, in the aggregate, an amount in excess of the Purchaser Termination Fee.

(4)
The Corporation confirms that no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 8.5	Certain Financing Provisions.

(1)
Notwithstanding anything in this Agreement to the contrary, the Corporation on behalf of itself and its Representatives hereby agrees that (a) the Corporation, its Shareholders, its affiliates and Subsidiaries and their respective Representatives (in each case, other than the Purchaser, its affiliates and their respective Representatives) shall not have any rights or claims against the Financing Parties in any way relating to or arising out of this Agreement, the Debt Financing or any agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (b) agrees that none of the Financing Parties shall have any liability to the Corporation, its Shareholders, its affiliates or Subsidiaries or their respective Representatives (in each case, other than Purchaser, its affiliates and their respective Representatives) relating to or arising out of this Agreement, the Debt Financing, or any agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and (c) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Section 8.5(1), and that such provisions and the definition of “Financing Parties” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Parties.

Section 8.6	Notices.

(1)
Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail (provided confirmation of receipt is acknowledged by return electronic mail from the recipient) and addressed:

(a)	to the Purchaser at:
11172239 Canada Inc.
400 avenue Godin, Québec (Québec)
Québec, QC G1M 2K2

Attention:                [redacted: name of the representative]
Email:                      [redacted: email address]

with a copy to:

Norton Rose Fulbright Canada LLP
1 Place Ville Marie, Suite 2500
Montreal, QC H3B 1R1

Attention:	Paul Raymond/Emmanuel Grondin
Email:	paul.raymond@nortonrosefulbright.com/ emmanuel.grondin@nortonrosefulbright.com
(b)	to the Purchaser Parent at:
G. Lamonde Investissements Financiers Inc.
400 avenue Godin, Québec (Québec)
Québec, QC G1M 2K2

Attention:                [redacted: name of the representative]
Email:                      [redacted: email address]

with a copy to:

Norton Rose Fulbright Canada LLP
1 Place Ville Marie, Suite 2500
Montreal, QC H3B 1R1

Attention:	Paul Raymond/Emmanuel Grondin
Email:	paul.raymond@nortonrosefulbright.com/ emmanuel.grondin@nortonrosefulbright.com
(c)	to the Corporation at:
EXFO Inc.
400 avenue Godin, Québec (Québec)
Québec, QC G1M 2K2

Attention:                Benoit Ringuette
Email:                      benoit.ringuette@exfo.com

and a copy to:

Fasken Martineau DuMoulin LLP
Stock Exchange Tower
800 Square Victoria, Suite 3500, C.P. 242
Montreal, QC H4Z 1E9

Attention:                 Peter Villani/Jean-Michel Lapierre
Email:                       pvillani@fasken.com/jmlapierre@fasken.com

and a copy to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. West, 41st floor
Montreal, QC H3B 1R1

Attention:                 Sidney Horn / Julien Michaud
Email:                       smhorn@stikeman.com / jmichaud@stikeman.com

(2)
Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile or (iv) if sent by electronic mail, upon confirmation of receipt by the recipient if it is a Business Day and confirmation was received prior to 5:00 p.m. (local time in place of delivery or receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s outside legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to outside legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.7	Time of the Essence.

Time is of the essence in this Agreement. The mere lapse of time in the performance of the terms of this Agreement by any Party will have the effect of putting such Party in default in accordance with Articles 1594 to 1600 of the Civil Code of Québec.

Section 8.8	Further Assurances.

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.
Section 8.9	Injunctive Relief.
(1)
Subject to Section 8.9(2), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Subject to Section 8.9(2), it is accordingly agreed that the Parties shall be entitled to specific performance of the terms of this Agreement and an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

(2)
Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that the Corporation shall be entitled to specific performance to cause the Purchaser to effect the Closing in accordance with Section 2.8, in each case, only if

(a)
all conditions in Section 6.1 and Section 6.2 have been satisfied (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of those conditions as of the Effective Date);

(b)	the Debt Financing (or Alternative Financing in accordance with Section 4.6) has been funded or will be funded on the date the Closing is required to have occurred pursuant to Section 2.8;
(c)	the Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.8; and
(d)
the Corporation has irrevocably confirmed in writing that if specific performance is granted and the Debt Financing (or Alternative Financing in accordance with Section 4.6(1)) are funded, then the Closing will occur.

(3)
In no event shall the Corporation be entitled to seek the remedy of specific performance of this Agreement against any Debt Financing Source in its capacity as a lender, investor or arranger in connection with the Debt Financing; provided that notwithstanding the foregoing, nothing in this Section 8.9 shall in any way limit or modify any Debt Financing Sources’ obligations to the Purchaser under the Debt Commitment Letter or any obligation of any Debt Financing Source to the Corporation following the Closing Date.

(4)
While the Corporation may pursue either a grant of specific performance under Section 8.9(2) to the extent provided therein or the payment of the Purchaser Termination Fee under Section 8.2(4), under no circumstances shall the Corporation be permitted or entitled to receive both (i) a grant of specific performance that permits the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement; and (ii) monetary damages in connection with this Agreement or any termination of this Agreement (it being understood, for the avoidance of doubt, that any such damages shall not exceed the Purchaser Termination Fee).

Section 8.10	Guarantee.

The Purchaser Parent hereby unconditionally and irrevocably guarantees on a solidary basis with the Purchaser in respect of any and all obligations by the Purchaser to pay any amounts payable by the Purchaser pursuant to this Agreement or perform any obligation hereunder. The Purchaser Parent hereby waives the benefit of division and discussion. If any or all of the obligations of the Purchaser are not duly paid or performed by the Purchaser, the Purchaser Parent will, as a separate and distinct obligation, indemnify and save harmless the Corporation from and against all losses resulting from the failure of the Purchaser to pay or perform such obligations.

Section 8.11	Third Party Beneficiaries.

Except as provided in Section 2.4(5) [Purchaser Indemnification of Corporation in connection with Misrepresentation or alleged Misrepresentation in the Circular], Section 4.5(4) [Pre-Acquisition Reorganization], Section 4.9 [Insurance and Indemnification] and Section 8.5(1) [Certain Financing Provisions] which, without limiting their terms, are intended as stipulations for the irrevocable benefit of, and shall be enforceable by, the third Persons mentioned in such provisions, the Corporation and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 8.12	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.13	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.

Section 8.14	Successors and Assigns.

(1)
This Agreement becomes effective only when executed by the Corporation and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Corporation, the Purchaser and their respective successors and permitted assigns.

(2)
Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, except that the Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its affiliates, but none of any such assignments shall (i) relieve the Purchaser of its obligations hereunder, (ii) impair, delay or prevent the satisfaction of any other conditions set forth in Article 6, or (iii) impair, delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 8.15	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
Section 8.16	Governing Law.
(1)	This Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.
(2)
Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.17	Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.
Section 8.18	No Liability.
No director or officer of the Purchaser shall have any personal liability whatsoever to the Corporation under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Corporation or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Corporation or any of its Subsidiaries.
Section 8.19	Language.
The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.
Section 8.20	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

11172239 CANADA INC.
Per:	(s) Germain Lamonde
Germain Lamonde President

EXFO INC.
Per:	(s) Philippe Morin
Name: Philippe Morin Title: Chief Executive Officer

Per:	(s) Pierre Plamondon
Name: Pierre Plamondon Title: Chief Financial Officer

G. LAMONDE INVESTISSEMENTS FINANCIERS INC.
Per:	(s) Germain Lamonde
Germain Lamonde President

[Signature Page to Arrangement Agreement]

SCHEDULE A
PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1.
INTERPRETATION
Section 1.1	Definitions
Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):
“Arrangement” means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably.
“Arrangement Agreement” means the arrangement agreement dated June 7, 2021 among the Purchaser, the Corporation and G. Lamonde Investissements Financiers Inc. (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms.
“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.
“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec.
“CBCA” means the Canada Business Corporations Act.
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.
“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.
“Consideration” means $6.00 in cash per Subordinate Voting Share, without interest.
“Corporation” means EXFO Inc.
“Corporation DSUs” means the outstanding deferred stock units issued under the DSU Plan.

A-1

“Corporation PSUs” means the outstanding performance share units issued pursuant to the LTIP.
“Corporation RSUs” means the outstanding restricted stock units issued pursuant to the LTIP.
“Corporation SARs” means the outstanding stock appreciation rights issued pursuant to the SAR Plan.
“Court” means the Superior Court of Québec.
“Depositary” means AST Trust Company (Canada) in its capacity as depositary for the Arrangement, or such other person as the Corporation and the Purchaser agree to engage as depositary for the Arrangement.
“Director” means the Director appointed pursuant to Section 260 of the CBCA.
“Dissent Rights” has the meaning specified in Section 3.1.
“Dissenting Holder” means a registered SVS Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Subordinate Voting Shares in respect of which Dissent Rights are validly exercised by such holder.
“DSU Plan” means the deferred stock unit plan of the Corporation effective as of January 12, 2005 and amended as of January 10, 2018.
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date.
“Final Order” means the final order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.
“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the Toronto Stock Exchange and the Nasdaq Global Select Market.
“Interim Order” means the interim order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, notices and protocols of any Governmental Entity, as amended.
“Letter of Transmittal” means the letter of transmittal sent to holders of Subordinate Voting Shares for use in connection with the Arrangement.
“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), defect of title or encumbrance of any kind.
“LTIP” means the long-term incentive plan of the Corporation dated as of May 25, 2000 and amended as of January 9, 2004, January 12, 2005, January 6, 2016, January 10, 2018 and January 9, 2019.
“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.
“Multiple Voting Shares” means the multiple voting shares in the capital of the Corporation.
“MVS Shareholders” means the registered or beneficial holders of the Multiple Voting Shares, as the context requires.
“Parties” means the Corporation, the Purchaser and the Purchaser Parent and “Party” means any one of them.
“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.
“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably.
“PSU Agreement” means an agreement evidencing the terms of any Corporation PSU.
“Purchaser” means 11172239 Canada Inc.
“RSU Agreement” means an agreement evidencing the terms of any Corporation RSU.
“SAR Plan” means the Stock Appreciation Rights Plan of the Corporation established on August 4, 2001 and amended as of January 12, 2010.
“Securities Authority” means the Autorité des marchés financiers (Québec), the United States Securities and Exchange Commission and any other applicable securities commission or regulatory authority of a province or territory of Canada, the United States or any other jurisdiction with authority in respect of the Parties and/or the Subsidiaries.

“Securityholders” means, collectively, the Shareholders and the holders of Corporation DSUs, Corporation SARs, Corporation PSUs and Corporation RSUs.
“Shareholders” means the SVS Shareholders and the MVS Shareholders.
“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Corporation.
“SVS Shareholders” means the registered or beneficial holders of the Subordinate Voting Shares, as the context requires.
“Tax Act” means the Income Tax Act (Canada).

Section 1.2	Certain Rules of Interpretation.
In this Plan of Arrangement, unless otherwise specified:
(1)
Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to United States dollars.
(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(4)
Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement,” “hereof,” “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)
Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)
Computation of Time. For purposes of this Plan of Arrangement, a period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Montreal time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(7)	Time References. References to time are to local time, Montreal, Québec.
ARTICLE 2.
THE ARRANGEMENT
Section 2.1	Arrangement
This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Corporation, the Purchaser, all Securityholders (including Dissenting Holders), any agent or transfer agent therefor and the Depositary at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.
Section 2.3	Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:
(1)
each Corporation DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan, shall, without any further action by or on behalf of a holder of Corporation DSUs, be deemed to be assigned and transferred by such holder to the Corporation in exchange for a cash payment from the Corporation equal to the Consideration, less applicable withholdings, and each such Corporation DSU shall immediately be cancelled and all obligations in respect of the Corporation DSUs shall be deemed to be fully satisfied;

(2)
each Corporation SAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the SAR Plan, shall, without any further action by or on behalf of a holder of Corporation SARs, be deemed to be assigned and transferred by such holder to the Corporation in exchange for a cash payment from the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Corporation SAR determined on the date of grant, less applicable withholdings (for greater certainty, where such amount is negative, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Corporation SAR any amount in respect of such Corporation SAR), and each such Corporation SAR shall immediately be cancelled and all obligations in respect of the Corporation SARs shall be deemed to be fully satisfied;

(3)
(i) each holder of Corporation DSUs and Corporation SARs shall cease to be a holder of such Corporation DSUs and Corporation SARs; (ii) such holder’s name shall be removed from each applicable register except for Corporation SARs for which there is no register; (iii) the DSU Plan and SAR Plan and all agreements relating to such Corporation DSUs and Corporation SARs shall be terminated and shall be of no further force and effect; and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(1) and Section 2.3(2), as applicable, at the time and in the manner specified in such Sections;

(4)
(i) the LTIP relating to Corporation RSUs and Corporation PSUs shall be amended, restated or supplemented as is necessary to take into account the privatization of the Corporation, including for purposes of modifying the method, conditions and restrictions of exercise of Corporation RSUs and Corporation PSUs, adding a cash settlement feature with respect to the Corporation RSUs and modifying the valuation methodology, and (ii) each Corporation RSU and Corporation PSU outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of the holder thereof, remain outstanding and governed by the terms of the LTIP and any RSU Agreement and PSU Agreement, as applicable, in each case as amended, restated or supplemented in accordance with clause (i) of this paragraph.

(5)
each outstanding Subordinate Voting Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens), and:

(a)
such Dissenting Holder shall cease to have any rights as a SVS Shareholder other than the right to be paid the fair value of its Subordinate Voting Shares by the Purchaser in accordance with Article 3;

(b)	the name of such holder shall be removed from the register of holders of Subordinate Voting Shares maintained by or on behalf of the Corporation; and
(c)	the Purchaser shall be recorded as the holder of the Subordinate Voting Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens);
(6)
each outstanding Subordinate Voting Share (other than (i) Subordinate Voting Shares held by any Dissenting Holder who has validly exercised such holder’s Dissent Right and (ii) Subordinate Voting Shares owned or beneficially controlled by the Purchaser or any of its affiliates) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration per Subordinate Voting Share, and

(a)
the holder of such Subordinate Voting Share shall cease to have any rights as a SVS Shareholder other than the right to be paid the Consideration per Subordinate Voting Share in accordance with this Plan of Arrangement;

(b)	the name of such holder shall be removed from the register of holders of Subordinate Voting Shares maintained by or on behalf of the Corporation; and
(c)	the Purchaser shall be recorded as the holder of the Subordinate Voting Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

ARTICLE 3.
DISSENT RIGHTS
Section 3.1	Dissent Rights
(1)
SVS Shareholders may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, Final Order and this Section 3.1; provided that notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Corporation at its registered office no later than 5:00 p.m. (local time in place of receipt) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)
Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Subordinate Voting Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(5) and, if they:

(a)
are ultimately entitled to be paid fair value for such Subordinate Voting Shares, shall be entitled to be paid the fair value of such Subordinate Voting Shares by the Purchaser which fair value notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Subordinate Voting Shares; or

(b)
are ultimately not entitled, for any reason, to be paid fair value for such Subordinate Voting Shares, shall be deemed to have participated in the Arrangement on the same basis as SVS Shareholders who have not exercised Dissent Rights in respect of such Subordinate Voting Shares and shall be entitled to receive the Consideration per Subordinate Voting Share to which holders of Subordinate Voting Shares who have not exercised Dissent Rights are entitled under Section 2.3(6) hereof (less any amounts withheld pursuant to Section 4.3).

Section 3.2	Recognition of Dissenting Holders

(1)
In no case shall the Corporation, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered SVS Shareholder in respect of which such rights are sought to be exercised.

(2)	In no case shall the Corporation, the Purchaser or any other Person be required to recognize any SVS Shareholder who exercises Dissent Rights as a SVS Shareholder after the Effective Time.
(3)
SVS Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration per Subordinate Voting Share to which SVS Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(6) hereof (less any amounts withheld pursuant to Section 4.3).

(4)
In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to Dissent Rights: (a) holders of Corporation DSUs, Corporation SARs, Corporation RSUs or Corporation PSUs, and (b) SVS Shareholders who have failed to exercise all the voting rights carried by the Subordinate Voting Shares held by such holder against the Arrangement Resolution.

ARTICLE 4.
CERTIFICATES AND PAYMENTS
Section 4.1	Payment of Consideration

(1)
Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or arrange to be deposited, for the benefit of the SVS Shareholders (other than the Dissenting Holders and the Purchaser or its affiliates), cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Subordinate Voting Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Subordinate Voting Share for this purpose, net of applicable withholdings for the benefit of the SVS Shareholders. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(2)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Subordinate Voting Shares that were transferred pursuant to Section 2.3(6), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the SVS Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Subordinate Voting Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(3)
As soon as practicable after the Effective Date, the Corporation shall pay the amounts, net of applicable withholdings, to be paid to each holder of Corporation DSUs and Corporation SARs, either (i) in accordance with the normal payroll practices and procedures of the Corporation, or (ii) in the event that payment in accordance with the normal payroll practices and procedures of the Corporation is not practicable for any such holder, by cheque (delivered to such holder of Corporation DSUs and Corporation SARs, as applicable, as reflected on the register maintained by or on behalf of the Corporation in respect of the Corporation DSUs and Corporation SARs).

(4)
Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Subordinate Voting Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Subordinate Voting Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former SVS Shareholder of any kind or nature against or in the Corporation or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Corporation, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(5)
Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the third anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Subordinate Voting Shares, Corporation DSUs and Corporation SARs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

(6)
No holder of Subordinate Voting Shares, Corporation DSUs and/or Corporation SARs shall be entitled to receive any consideration with respect to such Subordinate Voting Shares, Corporation DSUs and/or Corporation SARs other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1.

Section 4.2	Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more Subordinate Voting Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the cash amount to which such holder is entitled to receive for such Subordinate Voting Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation and the Purchaser in a manner satisfactory to the Corporation and the Purchaser (each acting reasonably) against any claim that may be made against the Corporation or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.
Section 4.3	Withholding Rights
Each of the Corporation, the Purchaser and the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement, such amounts as the Corporation, the Purchaser or the Depositary determine, acting reasonably, are required or permitted, or reasonably believe to be required, to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law and shall remit such deduction and withholding to the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.

Section 4.4	Calculations
All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Corporation, the Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding, absent manifest error.
Section 4.5	No Liens
Any exchange or transfer of securities in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.
Section 4.6	Paramountcy
From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Subordinate Voting Shares, Corporation DSUs, Corporation SARs, Corporation RSUs and Corporation PSUs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Corporation, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement and, in respect of the Corporation RSUs and Corporation PSUs, in the LTIP and applicable RSU Agreement or PSU Agreement, in each case, as amended, restated or supplemented in accordance with this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Subordinate Voting Shares, Corporation DSUs, Corporation SARs, Corporation RSUs or Corporation PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement and, in respect of the Corporation RSUs and Corporation PSUs, in the LTIP and applicable RSU Agreement or PSU Agreement, in each case, as amended, restated or supplemented in accordance with this Plan of Arrangement.
ARTICLE 5.
AMENDMENTS

Section 5.1	Amendments
(1)
The Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Corporation and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(2)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation or the Purchaser at any time prior to the Meeting (provided that the Corporation or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Corporation and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, approved by the Shareholders in the manner directed by the Court.

(4)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Shareholders or (ii) is an amendment contemplated in Section 5.1(5).

(5)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.

(6)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6.
FURTHER ASSURANCES
Section 6.1	Further Assurances
Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION
BE IT RESOLVED THAT:
(a)
The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of EXFO Inc. (the ”Corporation”), as more particularly described and set forth in the management proxy circular of the Corporation (the ”Circular”) dated ●, 2021 accompanying the notice of this meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated June 7, 2021, between 11172239 Canada Inc., G. Lamonde Investissements Financiers Inc. and the Corporation (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”), is hereby authorized, approved and adopted.

(b)
The plan of arrangement of the Corporation (as it may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the ”Plan of Arrangement”), the full text of which is set out in Appendix ● to the Circular, is hereby authorized, approved and adopted.

(c)
The Arrangement Agreement and related transactions, the actions of the directors of the Corporation in approving the Arrangement Agreement, the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, as well as the Corporation’s application for an interim order from the Superior Court of Québec, are hereby ratified and approved.

(d)
The Corporation is hereby authorized to apply for a final order from the Superior Court of Québec to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(e)
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Superior Court of Québec, the directors of the Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(f)
Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(g)
Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
(1)	Organization and Qualification.
The Corporation is a corporation validly existing under the federal laws of Canada and has all requisite corporate power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Corporation is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification, licensing or registration necessary, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
(2)	Corporate Authorization.
The Corporation has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Corporation of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Corporation and no other corporate proceedings on the part of the Corporation are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval of the Circular and the Schedule 13E-3 and calling of the Meeting by the Board, approval by the Shareholders in the manner required by the Interim Order and Law and approval by the Court.
(3)	Execution and Binding Obligation.
This Agreement has been duly executed and delivered by the Corporation, and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms subject only to any limitation on enforcement under Laws relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.
(4)	Governmental Authorization.
The execution, delivery and performance by the Corporation of this Agreement and the consummation by the Corporation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity by the Corporation or by any of its Subsidiaries other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) compliance with Securities Laws and stock exchange rules and policies; and (iv) any consents, waivers, approvals, actions or filings or notifications the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
(5)	No Conflict/Non-Contravention.
The execution, delivery and performance by the Corporation of this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):
(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Corporation or any of its Subsidiaries;

C-1

(b)	subject to the formalities described in (4) above, contravene, conflict with or result in a violation or breach of any Law in any material respect; or
(c)
allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Corporation or any of its Subsidiaries are entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation), or result in the creation or imposition of any Lien upon any of the Corporation’s material assets or the material assets of any of its Subsidiaries, under any Material Contract or any material Authorization to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound.

(6)	Capitalization.
(a)
The authorized share capital of the Corporation consists of an unlimited number of Subordinate Voting Shares, without nominal or par value, and an unlimited number of Multiple Voting Shares, without nominal or par value. As of the date hereof, an aggregate of 25,684,370 Subordinate Voting Shares and 31,643,000 Multiple Voting Shares are issued and outstanding.

(b)
All outstanding Subordinate Voting Shares and Multiple Voting Shares have been duly authorized and validly issued as fully paid and non-assessable. No Subordinate Voting Shares or Multiple Voting Shares have been issued in violation of any pre-emptive or similar rights applicable to them.

(c)	There are no outstanding options to purchase Subordinate Voting Shares or Multiple Voting Shares as of the date of this Agreement.
(d)
Each Corporation DSU, Corporation RSU, Corporation PSU or Corporation SAR outstanding as of the date of this Agreement, the date of grant, the name of the registered holder and the extent to which such awards are vested as of the date of this Agreement have been provided in the Data Room.

(e)	All outstanding Subordinate Voting Shares, Multiple Voting Shares, Corporation DSUs, Corporation RSUs and Corporation PSUs have been issued in compliance with Laws in all material respects.
(f)
Except as provided to the Purchaser in the Data Room or in the Corporation Filings, there are no options, warrants, calls, conversion privileges, pre-emptive rights, stock appreciation rights or other rights, agreements, arrangements, instruments or commitments of any kind that obligate the Corporation or any of its Subsidiaries to issue or sell any securities of the Corporation or any of its Subsidiaries or any obligations convertible or exchangeable into or exercisable for, or give any Person a right to subscribe for or acquire, any securities of the Corporation or any of its Subsidiaries, or the value of which is based on the value of the securities of the Corporation or any of its Subsidiaries.

(g)	There are no obligations of the Corporation to repurchase, redeem or otherwise acquire any securities of the Corporation or qualify securities for public distribution in Canada or elsewhere.
(h)	Since August 31, 2019, there has been no dividend or distribution of any kind declared, paid or made by the Corporation.

(7)	Shareholders’ and Similar Agreement.
The Corporation is not a party to any shareholder, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Corporation and has not adopted a shareholder rights plan or any other similar plan or agreement.

(8)	Subsidiaries.
(a)
Document “1.3 Organigramme EXFO 2021-03-31” in the Data Room contains a complete and accurate list as of the date of this Agreement of all material Subsidiaries in which the Corporation owns or controls, directly or indirectly, any equity or proprietary interest indicating: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; and (iii) its jurisdiction of incorporation, organization or formation.

(b)
Each material Subsidiary of the Corporation is a corporation or company validly existing under the laws of the jurisdiction of its incorporation, amalgamation, constitution or formation, as the case may be, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)
The Corporation is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares or other equity interests of each of its material Subsidiaries, free and clear of any Liens, except for Permitted Liens, and, to the knowledge of the Corporation, all such shares or other equity interests so owned by the Corporation have been duly authorized and validly issued, as fully paid and non-assessable, and no such shares or other equity interests have been issued in violation of any Law or any pre-emptive or similar rights.

(d)
Except for the shares or other equity interests owned by the Corporation in any Subsidiary, the Corporation does not own, beneficially or of record, any equity interests of any kind in any other Person.

(9)	Securities Law Matters.
(a)
The Corporation is a “reporting issuer” under Securities Laws in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and is not on the list of reporting issuers in default under the Securities Laws of such provinces. None of the Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction.

(b)
The Subordinate Voting Shares are listed and posted for trading on the TSX and the Nasdaq. The Corporation is not in default of any material requirements of any Securities Laws or the rules and policies of the TSX or Nasdaq.

(c)
The Corporation has not taken any action to cease to be a reporting issuer in any province of Canada or to deregister the Corporation Subordinate Voting Shares under the rules or policies of the TSX or Nasdaq nor has the Corporation received notification from any Securities Authority seeking to revoke the reporting issuer status of the Corporation or the registration of the Subordinate Voting Shares. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Corporation is pending, in effect or, to the Corporation’s knowledge, has been threatened, and, to the knowledge of the Corporation, the Corporation is not subject to any formal or informal audit, review, enquiry, investigation or other proceeding relating to any such order by any Securities Authority, the TSX or the Nasdaq. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Corporation Filings.

(d)
The Corporation has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with any Securities Authority since September 1, 2018. The documents comprising the Corporation Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation or untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(e)	The Corporation has not filed any confidential material change report (which at the date of this Agreement remains confidential) with any Securities Authority.
(10)	Financial Statements.
(a)
The audited consolidated financial statements of the Corporation for the years ended August 31, 2020 and August 31, 2019 (including the notes thereto and the auditor’s report thereon) and the unaudited condensed consolidated interim financial statements of the Corporation for the three and six month periods ended February 28, 2021 (including the notes thereto) included in the Corporation Filings (i) were prepared in accordance with GAAP, (ii) complied as to form in all material respects with applicable accounting requirements under applicable Laws, and (iii) fairly present, in all material respects, the consolidated balance sheet of the Corporation and its Subsidiaries as of their respective dates and the consolidated statement of earnings and cash flows of the Corporation and its Subsidiaries for the respective periods covered thereby (except as may be expressly indicated in the notes to such financial statements).

(b)
At the date hereof, the Corporation is not aware of any correction or restatement, nor, to the knowledge of the Corporation, at the date hereof, is there any basis or intention for any correction or restatement of, any aspect of any of the financial statements referred to in this Section (10).

(11)	Financial Books and Records.
The financial books, records and accounts of the Corporation and each of its Subsidiaries (i) have been maintained, in all material respects, in accordance with GAAP, (ii) accurately and fairly reflect, in all material respects, all the material transactions, acquisitions and dispositions of the Corporation and its Subsidiaries, and (iii) accurately and fairly reflect, in all material respects, the basis for the Corporation’s financial statements.

(12)	Disclosure Controls and Internal Control over Financial Reporting.
(a)
The Corporation maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the 1934 Exchange Act and by Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings and the policies, rules and regulations of the TSX. The Corporation’s disclosure controls and procedures are designed to provide reasonable assurance that (i) information required to be disclosed by the Corporation is recorded and reported on a timely basis to the individuals responsible for the preparation of Corporation’s filings with the Securities Authorities and other public disclosure documents and (ii) information required to be disclosed by the Corporation in its annual or interim filings or other reports filed or submitted by it under Securities Laws, is recorded, processed, summarized and reported within the time periods specified in Securities Laws.

(b)
The Corporation maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the 1934 Exchange Act, and under the Securities Laws). The Corporation’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since September 1, 2018, any material change in internal control over financial reporting required to be disclosed in any Corporation Filing has been so disclosed.

(c)
To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries has received any material complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Corporation or any of its Subsidiaries or their respective internal accounting controls or auditing matters, including any material complaint, allegation, assertion or claim that the Corporation or any of the Subsidiaries has engaged in questionable accounting or auditing practices.

(13)	Auditor.
PricewaterhouseCoopers LLP is and was, during the periods covered by its reports included in the Corporation Filings, independent within the meaning of the rules of professional conduct applicable to auditors in Canada and any other applicable legislation or regulation. Further, PricewaterhouseCoopers LLP is and was, during the periods covered by its reports included in the Corporation Filings an independent accountant with respect to the Corporation under the United States Securities Act of 1933, as amended, and applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). There has not been any reportable event (within the meaning of Regulation 51-102 respecting Continuous Disclosure Obligations) with such auditors with respect to audits of Corporation and its Subsidiaries.

(14)	No Undisclosed Liabilities.
To the knowledge of the Corporation, as of the date hereof, there are no liabilities or obligations of the Corporation or any of its Subsidiaries, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Corporation Filings; (ii) incurred in the Ordinary Course since August 31, 2020; or (iii) incurred in connection with this Agreement; or (iv) [redacted: commercially sensitive information].

(15)	Absence of Certain Changes or Events.
Since September 1, 2020, except as disclosed in the Corporation Filings and other than the transactions contemplated in this Agreement, or as a result of or in response to COVID-19, the business of the Corporation and its Subsidiaries has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had, or which would reasonably be expected to have, a Material Adverse Effect.

(16)	Compliance with Laws.
The Corporation and each of its Subsidiaries is in compliance with Law in all material respects and neither the Corporation nor any of its Subsidiaries is, to the knowledge of the Corporation, under any investigation with respect to, or, since August 31, 2019, has been charged with, or, to the knowledge of the Corporation, threatened to be charged with, or, to the knowledge of the Corporation, has received written notice of, any violation or alleged violation of any Law in any material respect.

(17)	Authorizations and Licenses.

(a)
The Corporation and each of its Subsidiaries own, possess have obtained and are in compliance with all Authorizations that are required by Law in connection with the operation of the business of the Corporation or any of its Subsidiaries as presently conducted, or in connection with the current ownership, operation or use of the assets of the Corporation or any of its Subsidiaries, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)
No action or proceeding is pending or, to the knowledge of the Corporation, threatened in respect of, and, to the knowledge of the Corporation, none of the Corporation or any of its Subsidiaries is under investigation or has received written notice of revocation, non-renewal of, or material amendments to, any such Authorization, or of the intention of any Governmental Entity to revoke, refuse to renew or materially amend any such Authorization, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(18)	Fairness Opinion.
The Board and the Independent Committee have received the Fairness Opinion (a true and complete copy of which, when executed and delivered in writing, will be provided to the Purchaser) and the Fairness Opinion has not been withdrawn or modified.

(19)	Formal Valuation.
The Board and the Independent Committee have received the Formal Valuation (a true and complete copy of which, when executed and delivered in writing, will be provided to the Purchaser) and the Formal Valuation has not been withdrawn or modified.

(20)	Brokers.
No investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Corporation or any of its Subsidiaries and is entitled to any fee, commission or other payment from the Corporation or any of its Subsidiaries in connection with the Arrangement or any other transaction contemplated by this Agreement.

(21)	Board and Independent Committee Approval.
(a)
The Independent Committee, after receiving legal and financial advice, has unanimously recommended that the Board approve the Arrangement and that the SVS Shareholders (other than the holders of the Excluded Shares) vote in favour of the Arrangement Resolution.

(b)
The Board, having received the unanimous recommendation of the Independent Committee and after receiving legal and financial advice, has unanimously (with interested directors abstaining from voting): (i) determined that the Arrangement Resolution is in the best interests of the Corporation and fair to the SVS Shareholders (other than the holders of the Excluded Shares); (ii) resolved to unanimously (excluding any director not entitled to vote) recommend that the SVS Shareholders (other than the holders of the Excluded Shares) vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Corporation of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(22)	Material Contracts.

(a)
A list of the Material Contracts has been referred to or disclosed in the Corporation Filings and no such Material Contract has, since such disclosure, been materially modified or, rescinded or terminated.

(b)
Each Material Contract is in full force and effect and is a legal, valid and binding obligation of the Corporation or a Subsidiary, as applicable, enforceable against it in accordance with its terms, and, to the knowledge of the Corporation, is a legal, valid and binding obligation of the other party to such Material Contract, enforceable against it in accordance with its terms, subject, in each case, to any limitation on enforcement under Law relating to (i) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors’ rights and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(c)
To the knowledge of the Corporation, the Corporation and its Subsidiaries have performed all respective obligations required to be performed by them to date under the Material Contracts and neither the Corporation nor any of its Subsidiaries is in breach or default under any Material Contract, nor does there exist any condition that with the passage of time or the giving of notice or both would result in such a material breach or material default.

(d)
To the knowledge of the Corporation, none of the Corporation or any of its Subsidiaries has received from any other party to a Material Contract any written notice of any material breach or material default under any such Material Contract.

(e)
To the knowledge of the Corporation, the Corporation has not received any written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract.

(f)	No consent of, or notice to, any Person is required in order for the Corporation and its Subsidiaries to continue to have the full benefit of each Material Contract after Closing.
(23)	Real Property.
(a)
The Annual Report on Form 20-F of the Corporation dated November 25, 2020, as updated by the document “Extract 4D Property, Plan and Equipment updated 2021-05-05” in the Data Room, set out a complete and accurate list of all material Owned Property and Leased Property of the Corporation and any of its Subsidiaries.

(b)
The Corporation or one of its Subsidiaries has valid, good and marketable to the Owned Properties and leasehold title to the Leased Properties, free and clear of all Liens except for Permitted Liens. There are no options or rights of first refusal to purchase the Owned Properties or any portion thereof or interest therein.

(c)
No Lease listed in the Annual Report on Form 20-F of the Corporation dated November 25, 2020, as updated by the document “Extract 4D Property, Plan and Equipment updated 2021-05-05” in the Data Room, has been modified, rescinded or terminated since such disclosure.

(d)	Each material Lease creates a good and valid leasehold estate in the Leased Properties thereby demised and is in full force and effect without amendment.
(24)	Personal Property.
The Corporation and its Subsidiaries have valid, good and marketable title to all material personal or movable property of any kind or nature which the Corporation or any of its Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens), except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Corporation and its Subsidiaries, as lessees, have the right under Contract to use, possess and control all personal or movable property leased by and material to the Corporation or any of its Subsidiaries as used, possessed and controlled by the Corporation or its Subsidiaries, as applicable, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(25)	Intellectual Property.
(a)
All domestic and foreign patents, patent applications, registered trade-marks, trade-mark applications, registered copyrights and registered domain names owned by the Corporation and its Subsidiaries that are material for the conduct of the Corporation’s business have been registered or applied for by the Corporation and its Subsidiaries in accordance with Law. Such registrations and applications have been properly maintained and renewed in accordance with Law to the extent commercially reasonable to do so.

(b)	Neither the Corporation nor its Subsidiaries have granted rights to the Owned Intellectual Property to a third party, other than in the Ordinary Course.
(c)
All Intellectual Property used by the Corporation and its Subsidiaries in the carrying on of their business is owned by or licensed to the Corporation and its Subsidiaries. Except for the Permitted Liens, the Corporation and its Subsidiaries exclusively own all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens, other than Permitted Liens, and the Corporation and its Subsidiaries have the right to use all the Intellectual Property used by them in the carrying on of their business as presently conducted.

(d)
To the knowledge of the Corporation, no action or proceeding is pending or, to the knowledge of the Corporation, threatened by any Person alleging that the conduct of the Corporation and its Subsidiaries’ business, including the use of the Owned Intellectual Property, infringes upon or otherwise violates any of their Intellectual Property rights.

(e)
Except as disclosed in the documents listed under Section 7.1 in the Data Room, to the knowledge of the Corporation, no Person is infringing, misappropriating or otherwise violating, or is threatening to infringe, upon or otherwise violate, any of the Owned Intellectual Property.

(f)
Except for co-development of shared Intellectual property or development contribution for licence rights, all Intellectual Property material for the conduct of the business developed by employees, officers, consultants and contractors retained by the Corporation or its Subsidiaries to develop Intellectual Property or otherwise performing services relating to the development of Intellectual Property material for the conduct of the business for the Corporation or its Subsidiaries is owned, co-owned or licensed by the Corporation (except for moral rights), and such employees, officers, consultants and contractors have irrevocably waived in writing any moral rights to any such Intellectual Property to the full extent permitted by Law.

(26)	Litigation.
(a)
There are no actions, suits or proceedings, at law or in equity, by any Person (including the Corporation or any of its Subsidiaries), nor any arbitration, administrative or other proceeding by or before (or to the knowledge of the Corporation any investigation by) any Governmental Authority, current or pending, or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any of its officers or directors (in their capacity as such), that, if determined adversely to the Corporation or any of its Subsidiaries would result in losses, damages or costs to the Corporation and/or its Subsidiaries in excess of $5,000,000, result in a criminal sanction, prevent, hinder or delay the consummation of the Arrangement, or materially affect the Purchaser’s ability to own or operate the business of the Corporation and its Subsidiaries. Since August 31, 2019, neither the Corporation nor any of its Subsidiaries has been subject to any judgment, order or decree entered in any lawsuit or proceeding nor has the Corporation or any of its Subsidiaries settled any claim prior to being sued or prosecuted or a judgment being given in respect of it.

(b)
There is no material award of any Governmental Entity outstanding against the Corporation or any of its Subsidiaries, and neither the Corporation nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree of any Governmental Entity which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or to prevent or materially delay the consummation of the Arrangement.

(c)
There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Corporation, threatened against or relating to the Corporation or any of its Subsidiaries before any Governmental Entity.

(27)	Employees.
(a)
Except as disclosed in the documents listed in Section 7.1 in the Data Room and to the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other claim, written complaint or litigation relating to employment, discrimination or termination of employment of any current or former Corporation Employee or relating to any failure to hire a candidate for employment, and there is no order pursuant to any Law requiring the reinstatement of any former Corporation Employee or requiring the taking of any action or the refraining from taking any action, in respect of any current or former Corporation Employee, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)
To the knowledge of the Corporation, the Corporation and its Subsidiaries are in compliance with all terms and conditions of employment and Laws respecting employment and labour, including pay equity, wages, hours of work, overtime pay, human rights and occupational health and safety, workers’ compensation, termination of employment and the terms of any national collective bargaining agreement prescribed by Law, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)
There are no payments, golden parachutes, termination or severance payments, retention payments or Contracts with any officer of the Corporation or any of its Subsidiaries providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement.

(d)
No labour dispute (including any strike, lock-out or work slow-down or stoppage) with the Corporation Employees exists or is pending or, to the knowledge of the Corporation, is threatened or imminent, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)
Except as listed in the Data Room or in the Corporation Filings, neither the Corporation nor any of its Subsidiaries is party to a collective agreement (including any related documents or agreements including letters of understanding, letters of intent and other written communications with bargaining agents for employees which impose any obligations upon the Corporation or any of its Subsidiaries), has not entered into and/or is bound by any Contract with any labour union or employee association, has not made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements, and is not party to any certification of any such union with regard to a bargaining unit.

(f)
None of the Corporation, any of its Subsidiaries, any director, officer or employee of the Corporation or any of its Subsidiaries has established or participates in a defined benefit  pension plan with the exception of applicable mandatory obligations in certain foreign jurisdictions.

(28)	Employee Plans.
(a)
All material plans for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation or incentive contributed to, or required to be contributed to, by the Corporation or any of its Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Corporation or any of its Subsidiaries, as applicable, other than usual and customary health and related benefit plans for Corporation Employees (the “Employee Plans”), each of which has been maintained with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plans, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)
All current obligations of the Corporation or any of its Subsidiaries regarding the Employee Plans have been satisfied, and all contributions, premiums or taxes required to be made or paid by the Corporation or any of its Subsidiaries, as the case may be, under the terms of each Employee Plan or by Law in respect of the Employee Plans have been made in a timely fashion in accordance with Law and in accordance with the terms of the applicable Employee Plan, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(29)	Insurance.
(a)
Policies of insurance issued by insurers of recognized financial responsibility are maintained in respect of the operations, properties and assets, employees, directors and officers of the Corporation and its Subsidiaries in such amounts and covering such risks as are prudent and customary in the businesses in which they are engaged.

(b)
No default exists under such policies of insurance as to the payment of premiums or otherwise under the terms of any such policy and the Corporation or its Subsidiaries, as applicable, have not failed to give any notice or to present any claim under any insurance policy in a due and timely fashion.

(30)	Taxes.
(a)
All material Tax Returns required by Law to be filed with any Governmental Entity by, or on behalf of, the Corporation and each of its Subsidiaries have been filed when due in accordance with Law (taking into account any applicable extensions), and all such Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.

(b)
The Corporation and each of its Subsidiaries have paid, or have collected, withheld and remitted to the appropriate Governmental Entity all Taxes due and payable on a timely basis, other than those Taxes being contested in good faith and in respect of which adequate reserves have been recorded in the Books and Records, and where payment is not yet due, have established in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Corporation and each of its Subsidiaries ordinarily record items on their Books and Records and such Taxes will be remitted when due. Neither the Corporation nor any of its Subsidiaries has applied for, claimed or received a Tax Credit, a refund of Tax (or amount deemed for purposes of the Tax Act to be an overpayment of Tax) to which it was not entitled pursuant to applicable Laws.

(c)
There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, or of the filing of any Tax Return or any payment of Taxes, by the Corporation or any of its Subsidiaries, except for the tax litigation described in (d).

(d)
As of the date of this Agreement, there are no material claims, actions, suits, proceedings, investigations or audits pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries in respect of any Taxes or Tax Credits. [Redacted: commercially sensitive information], there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.

(e)
No claim has been made in writing, or, to the knowledge of the Corporation, other than in writing, by any Governmental Entity in a jurisdiction where the Corporation or any of its Subsidiaries does not file Tax Returns that the Corporation or such Subsidiary (as applicable) is or may be subject to Tax by that jurisdiction.

(f)
All scientific research and experimental development investment tax credits and all other tax credits (“Tax Credits”) that were claimed by the Corporation and each of its Subsidiaries in accordance in all material respects with the Tax Act and any other provision of Law and the Corporation and each of its Subsidiaries satisfied, to the knowledge of the Corporation, the relevant criteria and conditions entitling them to such Tax Credits. All refunds of Tax Credits received or, to the knowledge of the Corporation, receivable by the Corporation and each of its Subsidiaries in any fiscal year were claimed in accordance in all material respects with the Tax Act and any other provision of Law and, at all relevant times, the Corporation and each of its Subsidiaries that claimed refunds of Tax Credits satisfied, to the knowledge of the Corporation, the relevant criteria and conditions entitling them to claim such a refund.

(g)
The value of the consideration paid or received by the Corporation and any of its Subsidiaries for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a non-arm’s length person is equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.

(h)
None of sections 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, has applied or will apply to the Corporation of any of its Subsidiaries at any time on or before the Closing Date, except for the Pre-Closing Reorganization.

(31)	Money Laundering.
The operations of the Corporation and each of its Subsidiaries are and have been conducted at all times in compliance with money laundering Laws and any related or similar Laws relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(32)	Anti-Corruption.
To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries nor any of their respective Representatives has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officers or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or the FCPA, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature; or (vi) has been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Authority relating to material violations of applicable anti-corruption Laws. The Corporation has policies and procedures designed to reasonably ensure material compliance by the Corporation, its Subsidiaries and Representatives acting on behalf of the Corporation and its Subsidiaries with applicable anti-corruption Laws.
(33)	Economic Sanctions and Export Controls.
The Corporation, its Subsidiaries and its Representatives are, and have been since August 31, 2019, in compliance with economic sanctions, anti-terrorism, customs and export, anti-boycott and technology transfer control laws. Neither the Corporation nor any of its Subsidiaries, nor, to the Knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries: (i) is, or, to the extent the concept of ownership or control is applicable to such Person, is owned or controlled by, a person or entity subject to the sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or included on the List of Specially Designated Nationals and Blocked Persons or Foreign Sanctions Evaders, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited persons made publicly available or provided to the Corporation or any of its Subsidiaries by any Governmental Authority (such entities, persons or organizations collectively, the “Restricted Parties”); or (ii) except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, has conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or countries subject to economic or trade sanctions imposed by Canada or the United States, in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions or any similar Law. The Corporation and its Subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with such Laws.
(34)	Funds Available.
The Corporation has sufficient funds available to pay the Corporation Termination Fee.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
(1)	Organization and Qualification.

The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(2)	Corporate Authorization.

The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

(3)	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation on enforcement under Laws relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(4)	Governmental Authorization.

The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation by the Purchaser of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) compliance with Securities Laws and stock exchange rules and policies; and (vi) any consents, waivers, approvals, actions or filings or notifications the absence of which would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby. No filings are required under the Competition Act or HSR Act because the Purchaser currently controls the Corporation for purposes of the Competition Act and HSR Act.

(5)	Non-Contravention.

The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser; or
(b)
assuming compliance with the matters referred to in Section (4) above, contravene, conflict with or result in a violation or breach of Law except as would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

D-1

(6)	Litigation.
There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser threatened, against or relating to the Purchaser before any Governmental Entity nor is the Purchaser subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.
(7)	Security Ownership.
As of the date of this Agreement, the Purchaser and/or its associates and affiliates own the following Subordinate Voting Shares and Multiple Voting Shares of the Corporation:
Owner	Category and Number of Securities of the Corporation Owned
	Subordinate Voting Shares	Multiple Voting Shares
Germain Lamonde	164,561	-
9356-8988 Québec Inc.	316,247	1,900,000
G. Lamonde Investissements Financiers Inc.	3,191,666	29,743,000
TOTAL	3,672,474	31,643,000
(8)	Capitalization.
The authorized share capital of the Purchaser consists of an unlimited number of multiple voting shares and an unlimited number of subordinate voting shares. As of the date of this Agreement, 100 multiple voting shares in the share capital of the Purchaser are issued and outstanding and are registered in the name of, and beneficially owned by, G. Lamonde.
(9)	Assets and Liabilities.
The Purchaser does not have any operations, assets or liabilities, other than pursuant to this Agreement, the Debt Commitment Letters and the D&O Support and Voting Agreements.
(10)	Financing.
Prior to the execution and delivery of this Agreement, the Purchaser has delivered to the Corporation true and complete copies of the Debt Commitment Letters, and no amendment or modification is contemplated as of the date hereof other than as permitted by Section 4.6. Each of the Debt Commitment Letters is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, the Debt Financing Sources (as applicable), subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or principles of equity (whether considered in a proceeding in equity or at law), and; as of the date hereof, no event occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser or the Debt Funding Parties under the Debt Commitment Letters. The commitments described in the Debt Commitment Letters are not subject to any condition precedent other than the conditions expressly set forth therein. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Schedule C to the extent necessary to satisfy the condition in Section 6.2(1) and performance by the Corporation of its obligations under this Agreement, the Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing of the Debt Financing to be satisfied by it contained in the Debt Commitment Letters for the Debt Financing to be available on the Effective Date and is not aware of any fact, occurrence or condition that may cause such Debt Financing to terminate or be ineffective or any of the terms or conditions of closing of such Debt Financing not being capable of being met. Assuming the Debt Financing is funded in accordance with the Debt Commitment Letters, the accuracy of the representations and warranties set forth in Schedule C to the extent necessary to satisfy the condition in Section 6.2(1) and performance by the Corporation of its obligations under this Agreement, the net proceeds of the Debt Financing will in the aggregate be sufficient for the Purchaser to pay the aggregate Consideration to be paid pursuant to the Arrangement to the SVS Shareholders (other than the holders of the Excluded Shares), all related fees and expenses on the Effective Date and any other amount to be paid by the Purchaser under this Agreement in connection with the consummation of the transaction contemplated by this Agreement and the Plan of Arrangement.

SCHEDULE E
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARENT

(1)	Organization and Qualification.

The Purchaser Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(2)	Corporate Authorization.

The Purchaser Parent has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser Parent of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser Parent and no other corporate proceedings on the part of the Purchaser Parent are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

(3)	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Purchaser Parent and constitutes a legal, valid and binding agreement of the Purchaser Parent enforceable against the Purchaser Parent in accordance with its terms subject only to any limitation on enforcement under Laws relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(4)	Non-Contravention.

The execution, delivery and performance by the Purchaser Parent of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser Parent; or
(b)
contravene, conflict with or result in a violation or breach of Law except as would not, individually or in the aggregate, materially impede the ability of the Purchaser Parent to consummate the Arrangement and the transactions contemplated hereby.

(5)	Funds Available

The Purchaser Parent has sufficient funds available to pay the Purchaser Termination Fee and to perform any other obligation as set forth in this Agreement.

E-1

SCHEDULE F
FORM OF D&O SUPPORT AND VOTING AGREEMENT
See attached document.

F-1

 [●], 2021

[●]
Dear Sirs/Mesdames:
Re: Support and Voting Agreement
The undersigned understands that 11172239 Canada Inc. (the “Purchaser”) and EXFO Inc. (the “Corporation”)  and G. Lamonde Investissements Financiers Inc. (the “Purchaser Parent”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Corporation under Section 192 of the Canada Business Corporations Act, the result of which shall be the acquisition by the Purchaser of all the outstanding subordinate voting shares (the “Subordinate Voting Shares”) of the Corporation not already owned by the Purchaser or any of its affiliates. The undersigned is the beneficial owner of the securities set forth on the signature page hereof (collectively, the “Subject Securities”).
All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement.
The undersigned hereby agrees, in his or her capacity as shareholder and not in his or her capacity as an officer or director of the Corporation, from the date hereof until the date the Arrangement Agreement is terminated in accordance with its terms:
(a)
at any meeting of shareholders of the Corporation held to consider the Arrangement or any adjournment or postponement thereof, to exercise or cause to be exercised all voting rights attached to Subordinate Voting Shares comprising the Subject Securities, and to other voting securities of the Corporation, directly or indirectly acquired by or issued to the undersigned after the date hereof (i) in favour of the Arrangement and any other matters which are necessary for the consummation of the Arrangement; and (ii) against any proposed action or agreement which could impede, interfere with or delay, or in any way adversely affect the completion of the Arrangement and any other transactions contemplated by the Arrangement Agreement, including any transaction involving the acquisition by any other party of Subordinate Voting Shares, other voting securities of the Corporation or assets of the Corporation;

(b)	if requested by the Purchaser, acting reasonably, to deliver or cause to be delivered to the Corporation duly executed proxies or voting instruction forms voting in favour of the Arrangement;
(c)
not to, directly or indirectly, exercise or cause to be exercised any rights of appraisal, rights of dissent or rights to demand the repurchase of the Subject Securities in connection with the Arrangement or otherwise oppose in any manner the treatment of any Subject Securities pursuant to the Arrangement;

(d)
not to take any action which could impede, interfere with or delay, or in any way adversely affect the completion of the Arrangement and any other transactions contemplated by the Arrangement Agreement;

(e)
not to, directly or indirectly, acquire or seek to acquire Subordinate Voting Shares or other voting securities of the Corporation, or sell, assign, transfer, dispose of, hypothecate, alienate, grant a security interest in, encumber or tender to offer, transfer any economic interest (directly or indirectly) or otherwise convey any of the Subject Securities, other than pursuant to the Arrangement; and

(f)
not to, directly or indirectly, make or participate in or take any action that may reasonably be expected to result in or facilitate an Acquisition Proposal, or engage in any discussion, negotiation or inquiries that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

Notwithstanding any provision of this letter agreement to the contrary, the undersigned shall not be limited or restricted in any way whatsoever in the exercise of his or her fiduciary duties as a director or officer, as applicable, of the Corporation.
The undersigned hereby represents and warrants that:
(a)
he or she is the sole and unconditional beneficial owner of the Subject Securities, with good and valid title thereto, free and clear of all liens, and has the sole right to sell and vote all of the Subject Securities;

(b)
except for the Purchaser pursuant to the terms of the Arrangement Agreement, no person has any written or oral agreement, warrant or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such, for the purchase, acquisition or transfer from the undersigned of any of the Subject Securities or any interest therein or right thereto; and

(c)	the only securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the undersigned on the date hereof are the Subject Securities.
This letter agreement shall automatically terminate upon the termination of the Arrangement Agreement in accordance with its terms.
This letter agreement shall be governed by, construed and enforced in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein.
This letter agreement may be executed and delivered in multiple counterparts (including by facsimile, email or other electronic means), each of which shall be deemed an original, and such counterparts together shall constitute one and the same agreement.
The Parties expressly acknowledge that they have requested that this letter agreement be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente lettre d'entente soit rédigée en anglais seulement.
[Remainder of page intentionally left blank]

Please confirm your agreement with the foregoing by signing and returning a copy of this letter agreement to the undersigned.
Yours truly,

Signature

Name

Number and type of securities:

Accepted and agreed this _______________day of ________________________, 2021

[●]

Per: _____________________________________________
        Name:
        Title: